Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lufax Holding Ltd, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Lufax Holding Ltd

陆 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

(1) RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

AND

(2) NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

Capitalized terms used in this cover shall have the same meanings as those defined in the circular.

A letter from the Board is set out on pages 7 to 33 of this circular. A letter from the Independent Board Committee to the Independent Shareholders is set out on pages 34 to 35 of this circular. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 36 to 76 of this circular.

A notice convening the Extraordinary General Meeting of Lufax Holding Ltd to be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Monday, December 29, 2025 at 9:30 a.m. (Hong Kong time) is set out on pages 84 to 86 of this circular. A form of proxy for use at the Extraordinary General Meeting is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir-hk.lufaxholding.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Extraordinary General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A.. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 9:30 a.m., Hong Kong time, on Saturday, December 27, 2025 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Extraordinary General Meeting; and Citibank, N.A., the Depositary of the ADSs, must receive your voting instructions as an ADS holder by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Extraordinary General Meeting.

Hong Kong, December 3, 2025

– i –

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

“2026 Account Management Framework Agreement”	the account management framework agreement dated November 26, 2025 entered into by the Company and Ping An Property & Casualty for the term commencing from January 1, 2026 and ending on December 31, 2026 as approved by the Board

“2026 Agreements”	(a) the 2026 Services and Products Purchasing Framework Agreement, (b) the 2026 Financial Services Framework Agreement, (c) the 2026 Ping An Consumer Finance Collaboration Agreement and (d) the 2026 Account Management Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2026 as approved by the Board

“2026 Financial Services Framework Agreement”	the financial services framework agreement dated November 26, 2025 entered into by the Company and Parties to the 2026 Financial Services Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2026 as approved by the Board

“2026 Ping An Consumer Finance Collaboration Agreement”	the collaboration agreement dated November 26, 2025 entered into by the Company and Ping An Consumer Finance for the term commencing from January 1, 2026 and ending on December 31, 2026 as approved by the Board

“2026 Services and Products Purchasing Framework Agreement”	the provision of services and products framework agreement dated November 26, 2025 entered into by the Company and Parties to the 2026 Services and Products Purchasing Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2026 as approved by the Board

“ADS(s)”	American Depositary Shares, every one (1) ADS representing two (2) Shares

“ADS Record Date”	November 17, 2025 (close of business in New York time)

“An Ke Technology”	An Ke Technology Company Limited (安科技術有限公司), a limited liability company incorporated in Hong Kong and indirectly wholly-owned by Ping An Insurance

DEFINITIONS

“Extraordinary General Meeting”	the extraordinary general meeting of the company to be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Monday, December 29, 2025 at 9:30 a.m. (Hong Kong time)

“Articles of Association”	the ninth amended and restated articles of association of the Company adopted by way of a special resolution of the shareholders passed on April 12, 2023 and effective on April 14, 2023

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Audit Committee”	the audit committee of the Company

“Board”	the board of Directors of the Company

“Company” or “Lufax”	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands on December 2, 2014 and listed on the NYSE on October 30, 2020 (stock ticker: LU) and on the Stock Exchange on April 14, 2023 (stock code: 6623)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Consolidated Affiliated Entity(ies)”	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group

“Depositary”	Citibank, N.A., as depositary bank for the ADS program

“Director(s)”	the director(s) of the Company

“Existing Agreements”	(a) the Existing Services and Products Purchasing Framework Agreement, (b) the Existing Financial Services Framework Agreement and (c) the Existing Ping An Consumer Finance Collaboration Agreement

“Existing Financial Services Framework Agreement”	the financial services framework agreement dated April 10, 2023 entered into by the Company and certain subsidiaries of Ping An Insurance

DEFINITIONS

“Existing Ping An Consumer Finance Collaboration Agreement”	the collaboration agreement dated April 10, 2023 entered into by the Company and Ping An Consumer Finance (as amended by the supplemental agreement dated July 17, 2025 entered into by the Company and Ping An Consumer Finance)

“Existing Services and Products Purchasing Framework Agreement”	the services and products purchasing framework agreement dated April 10, 2023 entered into by the Company and certain subsidiaries and associates of Ping An Insurance

“Group”	the Company, its subsidiaries and Consolidated Affiliated Entities

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	an independent committee of the Board comprising all of the independent non-executive Directors to advise the Independent Shareholders in respect of the 2026 Agreements for the term commencing from January 1, 2026 and ending on December 31, 2026, and the respective continuing connected transactions contemplated thereunder which require approval from the Independent Shareholders (including the proposed annual caps)

“Independent Financial Adviser” or “Anglo Chinese”	Anglo Chinese Corporate Finance, Limited, a licensed corporation to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), and the independent financial adviser to the Independent Board Committee and the Independent Shareholders

DEFINITIONS

“Independent Shareholders”	the Shareholders, other than those who are required to abstain from voting at the general meeting to be convened to approve the 2026 Agreements for the term commencing from January 1, 2026 and ending on December 31, 2026 and the respective transactions contemplated thereunder (including the annual caps)

“Independent Third Party(ies)”	any entity or person who is not a connected person of the Company within the meaning ascribed to it under the Listing Rules

“Latest Practicable Date”	November 24, 2025, being the latest practicable date for ascertaining information referred to in this circular prior to its publication

“Listing Date”	April 14, 2023

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Nomination and Remuneration Committee”	the nomination and remuneration committee of the Company

“NYSE”	the New York Stock Exchange

“Parties to the 2026 Financial Services Framework Agreement”	Ping An Bank Co., Ltd. (平安銀行股份有限公司), Ping An Wealth Management Co., Ltd. (平安理財有限責任公司), Ping An Asset Management Company Limited (平安資產管理有限責任公司), China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股) 有限公司), Ping An Fund Management Company Limited (平安基金管理有限公司), Ping An Trust Co., Ltd. (平安信託有限責任公司) and Ping An Securities Co., Ltd. (平安證券股份有限公司), which are subsidiaries and/or associates of Ping An Insurance

DEFINITIONS

“Parties to the 2026 Services and Products Purchasing Framework Agreement”	Ping An E-wallet Electronic Commerce Co., Ltd. (平安壹錢包電子商務有限公司), Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司), Shenzhen Ping An Comprehensive Financial Services Co., Ltd. (深圳平安綜合金融服務有限公司), OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司), Ping An Healthcare and Technology Company Limited (平安健康醫療科技有限公司), Ping An Direct Consulting Co., Ltd. (平安直通諮詢有限公司), Shenzhen Ping An Communication Technology Co., Ltd. (深圳平安 通信科技有限公司), Ping An Bank Co., Ltd. (平安銀行股份有限公司) and Ping An Annuity Insurance Company of China, Ltd. (平安養老保險股份有限公司), which are subsidiaries and/or associates of Ping An Insurance

“Ping An Consumer Finance”	Ping An Consumer Finance Co., Ltd. (平安消費金融有限公司), a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively

“Ping An Financial Technology”	Shenzhen Ping An Financial Technology Consulting Co. Ltd. (深圳平安金融科技諮詢有限公司), a company incorporated under the laws of the PRC on April 16, 2008

“Ping An Group”	Ping An Insurance and its subsidiaries

“Ping An Insurance”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock codes: 2318 (HKD counter) and 82318 (RMB counter))

“Ping An Overseas Holdings”	China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限公司 ), a company with limited liability incorporated in Hong Kong, directly wholly-owned by Ping An Insurance

“Ping An Property & Casualty”	Ping An Property & Casualty Insurance Company of China, Ltd. (中國平安財產保險股份有限公司), a company with limited liability established under the PRC, a subsidiary of Ping An Insurance

DEFINITIONS

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Securities and Futures Ordinance” or “SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	the ordinary shares of the Company with a par value US$0.00001 per share

“Shareholder(s)”	the holder(s) of the Shares

“Shares Record Date”	November 17, 2025 (Hong Kong time)

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

“Takeovers Code”	the Code on Takeovers and Mergers issued by the Securities and Futures Commission of Hong Kong, as amended from time to time

“United States”	United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent

LETTER FROM THE BOARD

Lufax Holding Ltd

陆 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

Executive Directors:	Registered Office:
Mr. Yong Suk CHO (趙容奭)	Maples Corporate Services Limited
(Chief Executive Officer)	PO Box 309, Ugland House
Mr. Tongzhuan XI (席通專)	Grand Cayman, KY1-1104
Cayman Islands
Non-executive Directors:
Mr. Yonglin XIE (謝永林)	Head Office and Principal Place
Ms. Xin FU (付欣)	of Business in PRC:
Mr. Shibang GUO (郭世邦)	Building No. 6, Lane 2777
Jinxiu East Road
Independent Non-executive Directors:	Pudong New District
Mr. Dicky Peter YIP (葉迪奇) (Chairman)	Shanghai, PRC
Mr. Rusheng YANG (楊如生)
Mr. David Xianglin LI (李祥林)	Principal place of business in Hong Kong:
Ms. Wai Ping Tina LEE (李蕙萍)	Room 1920, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay, Hong Kong

December 3, 2025

To the Shareholder(s)

Dear Sir or Madam,

(1) RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

AND

(2) NOTICE OF EXTRAORDINARY GENERAL MEETING

I.	INTRODUCTION

Reference is made to the announcement of the Company dated November 26, 2025, in relation to the renewal of continuing connected transactions.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the ordinary resolutions to be proposed at the Extraordinary General Meeting in relation to: (a) the renewal of the Existing Agreements by entering into the corresponding 2026 Agreements, including the particulars of each of the 2026 Agreements and the transactions contemplated thereunder respectively (including the proposed annual caps), the letter from the Independent Board Committee with their view on the each of the 2026 Agreements and the transactions contemplated thereunder respectively (including the proposed annual caps), and the letter from the Independent Financial Adviser with their view on the each of the 2026 Agreements and the respective transactions contemplated thereunder which require approval from the Shareholders (including the proposed annual caps) to the Independent Board Committee and the Independent Shareholders; and (b) to give you notice of the Extraordinary General Meeting.

II.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to the listing document of the Company dated April 11, 2023, in relation to, among other things, the continuing connected transactions contemplated under the Existing Agreements.

As the Group intends to continue carrying out the transactions under each of the Existing Agreements, the Company and certain subsidiaries and associates of Ping An Insurance agree to enter into the 2026 Agreements.

1.	2026 Services and Products Purchasing Framework Agreement

Principal terms

On November 26, 2025, the Company entered into the services and products purchasing framework agreement with the Parties to the 2026 Services and Products Purchasing Framework Agreement (which are subsidiaries and/or associates of Ping An Insurance), pursuant to which certain subsidiaries and associates of Ping An Insurance will provide the following services to the Group: (a) transaction settlement services, (b) outsourcing services relating to finance, human resources and customer management matters, (c) technology products and services, (d) health-related products and services, (e) insurance products and services, (f) reward program products, and (g) other ancillary services and products.

The Group will, in return, pay service fees to the relevant subsidiaries and associates of Ping An Insurance. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the 2026 Services and Products Purchasing Framework Agreement.

LETTER FROM THE BOARD

The services and products purchasing framework agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board. Subject to compliance with Listing Rules and applicable laws and regulations and the approval of the Board, the 2026 Services and Products Purchasing Framework Agreement may be renewed upon mutual consent by the parties.

Reasons for the transaction

Since the Group’s establishment, the Group has been purchasing a variety of services from certain subsidiaries and associates of Ping An Insurance to satisfy its business and operational needs. Owing to the complementary and mutually beneficial business relationship, the relevant subsidiaries and associates of Ping An Insurance have acquired a comprehensive understanding of the Group’s business and operational requirements and established a solid foundation for mutual trust to foster its continuing cooperation. Based on the previous purchasing experience with such subsidiaries and associates of Ping An Insurance, the relevant subsidiaries and associates of Ping An Insurance are capable of satisfying the Group’s business needs efficiently and reliably with a stable supply of high quality services and products, and entering into the 2026 Services and Products Purchasing Agreement would minimize disruption to the Group’s operation without incurring unnecessary costs. In addition, it would be more cost-effective for the Company to outsource procedural and commoditized work to the relevant subsidiaries and associates of Ping An Insurance, instead of maintaining its own headcounts for processing such work.

Pricing policies

The services and products fees to be paid by the Group to the relevant subsidiaries and associates of Ping An Insurance under the 2026 Services and Products Purchasing Framework Agreement will be determined either (a) through bidding procedures according to the Group’s internal rules and procedures, whereby the Group will compare the fee rates offered by Independent Third Parties as well as assessing the Group’s business needs and the relevant qualifications/experience of the bidders in providing such services before determining the service fee rate for the transactions under the 2026 Services and Products Purchasing Framework Agreement; or (b) if no tendering and bidding process is required under the Group’s internal rules, through arm’s length negotiations between the relevant parties taking into account factors such as nature, transaction amount and term of the services and products, and shall be in line with fees offered by such subsidiaries and associates of Ping An Insurance to their respective Independent Third Parties for similar services and products. In addition, for certain standardized products and services offered by the relevant subsidiaries and associates of Ping An Insurance, fees payable by the Group are based on the Group’s actual usage of the relevant product or services and the market rates of such products and services. For outsourcing services relating to finance, human resources and customer management matters and technology services offered to the Group, the service fees payable are determined on a cost-plus basis, whereby the profit margin shall be in line with prevailing market rates to be assessed by an independent professional consultancy firm.

LETTER FROM THE BOARD

To ensure that the price and terms of the transactions under the 2026 Services and Products Purchasing Framework Agreement follow the pricing policies, for recurring or non-bidding transactions, the initiating department benchmarks prices against recent transactions with Independent Third Parties, historical prices, and independent consultancy assessments where available. All pricing decisions are documented in an evaluation form, which is submitted to the finance department for fairness assessment. The process then requires multi-level approval, involving legal and compliance review, department manager and head sign-off, and final approval by the legal representative of the initiating entity. Whereas for new services and products, if a formal tender/bidding process is required to be conducted, at least three quotations will be obtained and the initiating department then compares price, service quality and qualifications, and documents the evaluation in a pricing assessment form.

Historical amounts

The historical transaction amounts paid by the Group to the relevant subsidiaries and associates of Ping An Insurance for each of the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025 were approximately RMB2,119.0 million, RMB1,452.9 million and RMB602.4 million, respectively.

Proposed annual cap

The Board has approved the proposed annual cap for the fees payable by the Group to the relevant subsidiaries and associates of Ping An Insurance under the 2026 Services and Products Purchasing Framework Agreement for the year ending December 31, 2026. In the amount of RMB1,834.1 million. The annual caps for the years ending December 31, 2027 and 2028 are subject to the approval of the Board.

Basis of cap

The proposed annual cap has been estimated based on the following factors:

(a)	the historical transaction amounts under the Existing Services and Products Purchasing Framework Agreement and the expected demand for their products and services;

(b)

the expected approximately 2-3% increase in the Group’s demand for the transaction settlement services, the technology services and the outsourcing services relating to finance, human resources and customer management matters, which in aggregate accounted for the majority of the transaction amounts paid by us to the relevant subsidiaries and associates of Ping An Insurance during the two years ended December 31, 2024 and six months ended June 30, 2025, from the relevant subsidiaries and associates of Ping An Insurance on an annual basis:

•

in respect of the expected increase in the Group’s demand for the transaction settlement services and technology services, taking into account the expected development and growth in its business and operational scale;

LETTER FROM THE BOARD

•

in respect of the expected increase in the Group’s demand for the outsourcing services relating to finance, human resources and customer management matters, taking into account the expected development and growth in the Group’s business and operational scale and the benefit to the cost efficiency and management effectiveness by outsourcing such services;

with a 20% buffer to cater for potential fluctuation in demand or price;

(c)

the expected increase in the Group’s needs for the insurance services from the relevant subsidiaries and associates of Ping An Insurance in supporting the continual development of the business operation; and

(d)	the expected increase of service and product fees to be charged by the relevant subsidiaries and associates of Ping An Insurance taking into account the estimated inflation in the PRC.

2.	2026 Financial Services Framework Agreement

Principal terms

On November 26, 2025, the Company entered into the financial services framework agreement with the Parties to the 2026 Financial Services Framework Agreement, which are subsidiaries of Ping An Insurance, pursuant to which the Group will engage in certain financial services-related transactions, including deposit services, wealth management services, derivative products services, and/or interbank services, with certain subsidiaries of Ping An Insurance. For the deposit services, the Group will deposit cash with Ping An Bank (which is a licensed bank), including cash generated from the Group’s daily business operations and cash generated from the financing activities. In return, Ping An Bank will pay deposit interests to the Group. The Group will subscribe various investment products issued or managed by certain subsidiaries of Ping An Insurance, and receive investment income in return. The Group will also purchase foreign exchange and interest rate derivatives products from certain subsidiaries of Ping An Insurance. In respect of the interbank services, the Group will engage in interbank deposit services and interbank placements services with Ping An Bank. As Ping An Bank is a licensed bank, the deposit transactions contemplated under the 2026 Financial Services Framework Agreement would not constitute a notifiable transaction under Chapter 14 of the Listing Rules.

LETTER FROM THE BOARD

The financial services framework agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board. Subject to compliance with Listing Rules and applicable laws and regulations and the approval of the Board, the 2026 Financial Services Framework Agreement may be renewed upon mutual consent of both parties.

Reasons for the transaction

Given that certain subsidiaries and associates of Ping An Insurance have built reputable and long-established financial service, insurance and banking businesses in the PRC, it would be most cost-efficient for the Group to leverage Ping An Insurance’s core business strength by engaging them for the financial services under the 2026 Financial Services Framework Agreement. Furthermore, as Ping An Insurance has been providing various financial services to the Group during the two years ended December 31, 2024, they have developed a deep understanding of the Group’s capital structure, business operations, funding needs and cash flow patterns, which enables them to provide the Group with expedient and efficient services. Taking into account the Group’s previous experience with the relevant subsidiaries and associates of Ping An Insurance under the existing financial services arrangements, the relevant subsidiaries and associates of Ping An Insurance are well-positioned in providing the Group with quality financial services to satisfy its financial needs.

Pricing policies

Deposit services

Regular market checks are conducted so that interest rates for the bank deposits placed by the Group with Ping An Bank will not be lower than: (a) the interest rate published by the People’s Bank of China (“PBOC”) for deposits of a similar type for the same period, (b) the interest rate offered for deposits of a similar type for the same period placed with Independent Third Parties, which the Group shall obtain and compare with by conducting public inquiries through the market, or (c) the interest rate for deposits of a similar type for the same period offered by independent commercial banks to the Group.

Wealth management services

The determination and calculation method of the investment income rates in respect of the investment products and services to be purchased from the relevant subsidiaries of Ping An Insurance will be the same as those offered by them to other purchasers of such investment products and services (including their respective Independent Third Party purchasers), which the Group shall obtain and compare with by conducting public inquiries through the market. The Group will also seek offers for comparable investment products and services from independent banks or financial institutions for comparison to ensure the applicable investment income rates offered by subsidiaries of Ping An Insurance would be comparable to, or no less favorable than, the range of investment income rates offered by independent banks or financial institutions for comparable investment products and services. The Group will conduct an initial review at the time of the first purchase of the respective product, followed by monthly ongoing reviews comparing the product’s performance with comparable products offered by independent banks or financial institutions.

LETTER FROM THE BOARD

Derivative products services

The Company adopts a pre-approval mechanism to manage such transactions and ensure that the terms of the derivative products offered by certain subsidiaries of Ping An Insurance will be the same as those offered by it to other purchasers of such derivative products (including its Independent Third Party purchasers). The Group will conduct comparisons with market data published by the China Foreign Exchange Trade System (an organisation under the PBOC) before pre-approval to ensure that the terms offered by certain subsidiaries of Ping An Insurance are fair and reasonable. If the price offered by certain subsidiaries of Ping An Insurance are comparable to the prevailing market rate, the management will then grant pre-approval for the relevant transaction.

Interbank services

Interest rates for the interbank deposits and placements shall be no less favorable to the Group than: (a) the interest rate published by the PBOC for similar interbank services for the same period (if applicable), or (b) the interest rate imposed or payable by the Group for similar interbank services with independent commercial banks for the same period.

Historical amounts

In respect of the deposit service provided by Ping An Bank to the Group, the maximum daily balance of the principal amount of deposits placed by the Group with them was approximately RMB10.6 billion, RMB13.9 billion and RMB9.4 billion, and the interest income from them was approximately RMB158.0 million, RMB179.3 million and RMB69.5 million, for the period from the Listing Date to December 31, 2023, the year ended December 31, 2024 and the six months ended June 30, 2025, respectively.

In respect of the wealth management services provided by the relevant subsidiaries of Ping An Insurance to the Group, the maximum daily balance of wealth management products and services purchased by the Group was approximately RMB5.9 billion, RMB5.7 billion and RMB6.0 billion, and the investment income received by the Group from the relevant subsidiaries of Ping An Insurance was approximately RMB256.7 million, RMB129.9 million and RMB63.9 million, for the period from the Listing Date to December 31, 2023, the year ended December 31, 2024 and the six months ended June 30, 2025, respectively.

LETTER FROM THE BOARD

In respect of the derivative products provided by certain subsidiaries of Ping An Insurance, the maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products purchased by the Group with them was approximately RMB13.8 billion, RMB1.2 billion and nil, for the period from the Listing Date to December 31, 2023, the year ended December 31, 2024 and the six months ended June 30, 2025, respectively.

In respect of the interbank services provided by Ping An Bank, the maximum daily balance of interbank deposits placed by the Group with them was approximately RMB5.4 billion, RMB5.9 billion and RMB5.0 billion, and the interest income received by the Group from them was approximately RMB44.9 million, RMB67.2 million and RMB23.9 million, for the period from the Listing Date to December 31, 2023, the year ended December 31, 2024 and the six months ended June 30, 2025, respectively. During the period from the Listing Date to December 31, 2023, the year ended December 31, 2024 and the six months ended June 30, 2025, there was no interbank placement from any subsidiaries of Ping An Insurance with the Group.

Proposed annual caps

The following table sets forth the proposed annual caps for the maximum transaction amounts/balance of different financial services to be received by the Group from, or to be provided by the Group to, the relevant subsidiaries of Ping An Insurance under the 2026 Financial Services Framework Agreement, which have been approved by the Board:

Proposed annual caps for the year ending December 31, 2026
(RMB in millions)
Deposit Services
Maximum daily balance of the principal amount of deposits to be placed by the Group with Ping An Bank	21,100.0
Interest income to be received by the Group from Ping An Bank	292.0
Wealth Management Services
Maximum daily balance of total investment products and services purchased by the Group from the relevant subsidiaries of Ping An Insurance	4,151.6
Investment income to be received by the Group from the relevant subsidiaries of Ping An Insurance	239.0
Derivative Products Services
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by the Group from certain subsidiaries of Ping An Insurance	4,000.0
Interbank Services
Maximum daily balance of interbank deposits to be placed by the Group with Ping An Bank	15,450.0
Interest income to be received by the Group from Ping An Bank for the interbank deposits	120.0
Maximum daily balance of interbank placements by certain subsidiaries of Ping An Insurance with the Group	1,600.0
Interest to be paid by the Group on the interbank placements to the relevant subsidiaries of Ping An Insurance	42.5

The annual caps for the years ending December 31, 2027 and 2028 are subject to the approval of the Board.

LETTER FROM THE BOARD

Basis of caps

In respect of the proposed annual caps for the different financial services under the 2026 Financial Services Framework Agreement, the Company in general takes into account, among other things, the Group’s treasury and investment policies, the Group’s future working capital and liquidity needs, and its anticipated foreign exchange and interest rate risk exposure and hedging needs. In respect of the Group’s treasury and investment policies, the Company expects to continue to manage its investment allocation prudently to ensure that the Group has investments readily convertible into cash from time to time in the event that there is a need for liquidity and seek low-risk investment assets, including bank deposits, wealth management products, and fixed income products. The Company also aims to continue to maintain sufficient cash at bank and marketable securities to ensure that the Group can meet the Group’s liquidity needs from time to time. In respect of the Group’s anticipated foreign exchange and interest rate risk exposure and hedging needs, the Company expects that it will be exposed to foreign currency risk arising from movements in the USD/RMB exchange rate and the Group will continue to manage such risk by purchasing foreign exchange and interest rate products (such as, spot-forward USD/RMB currency swaps).

LETTER FROM THE BOARD

Deposit services–maximum daily balance of the principal amount of deposits to be placed by the Group with Ping An Bank

The proposed annual cap of the maximum daily balance of the principal amount of deposits to be placed by the Group with Ping An Bank has been estimated based on the following factors:

(a)	the historical amounts under the existing deposit service arrangements under the Existing Financial Services Framework Agreement; and

(b)	the current and expected future cash flow position of the Company in light of the Group’s estimated scale and growth of business operation and demand for deposit services in the future.

Deposit services–interest income to be received by the Group from Ping An Bank

The proposed annual cap for the interest income to be received by the Group from Ping An Bank is determined based on the expected prevailing market interest rates on the Group’s expected outstanding deposit amount.

Wealth management services–maximum daily balance of total investment products and services purchased by the Group from certain subsidiaries of Ping An Insurance and investment income to be received by the Group from the relevant subsidiaries of Ping An Insurance

The proposed annual cap for the maximum daily balance of total investment products and services is determined with reference to the historical amounts under the existing wealth management services arrangements and the current and future expected amount of available funds of the Company, taking into account the Group’s future financial policy under which the Group expects to continue to prudently manage the Group’s investment allocation to ensure that the Group has investments readily convertible into cash from time to time and seek low-risk investment assets, working capital and liquidity needs, as well as the Group’s investment in wealth management products to generate investment income. The proposed annual cap for the investment income to be received by the Group from the relevant subsidiaries of Ping An Insurance is determined based on the expected prevailing market return rate applicable to wealth management services provided by them. The Group’s decisions on the investment products of the relevant subsidiaries of Ping An Insurance are based on risk and return analysis under its treasury and investment policies under which it expects to continue to prudently manage the Group’s investment allocation to ensure that the Group has investments readily convertible into cash from time to time and seek low-risk investment assets, as well as an analysis of suitable and comparable products available in the market.

LETTER FROM THE BOARD

Derivative products services–maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by the Group from certain subsidiaries of Ping An Insurance

The proposed annual cap for the maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by the Group from certain subsidiaries of Ping An Insurance are determined based on the historical transaction amounts under the existing derivative products purchase arrangements, and the Group’s anticipated foreign exchange and interest rate risk exposure and hedging needs with regard to the expected volume of the Group’s business transactions.

Interbank services–maximum daily balance of the interbank deposits to be placed by the Group with Ping An Bank

The proposed annual cap of the maximum daily balance of the interbank deposits to be placed by the Group with Ping An Bank has been estimated based on the following factors:

(a)	the historical amounts under the existing interbank deposit service arrangements; and

(b)	the current and expected future cash flow position of the Company in light of the Group’s estimated scale and growth of business operation and demand for interbank deposit services in the future.

Interbank services–interest income to be received by the Group from Ping An Bank for the interbank deposits

The proposed annual cap for the interest income to be received by the Group from Ping An Bank is determined based on the expected prevailing market interest rates on the Group’s expected outstanding interbank deposit amount.

Interbank services–maximum daily balance of the interbank placements by certain subsidiaries of Ping An Insurance with the Group

The proposed annual cap for the maximum daily balance of the interbank placements by certain subsidiaries of Ping An Insurance with the Group are determined with reference to the current and expected future interbank placements arrangements.

LETTER FROM THE BOARD

Interbank services–Interest to be paid by the Group to the relevant subsidiaries of Ping An Insurance

The proposed annual cap for the interbank placement interest to be paid by the Group to the relevant subsidiaries of Ping An Insurance is determined based on the expected interbank placement amount to be utilized by the Group taking into account the Group’s expected cash flow requirements and the expected prevailing market interest rates.

3.	2026 Ping An Consumer Finance Collaboration Agreement

Principal terms

The Company entered into the Ping An Consumer Finance collaboration agreement with Ping An Consumer Finance on November 26, 2025, pursuant to which Ping An Consumer Finance will provide shareholder deposit services to its shareholder, being the Group, and the Group will provide certain services to Ping An Consumer Finance (and/or its subsidiaries (if any)), including (a) labor outsourcing services, (b) credit information consulting services, (c) technology services, (d) other ancillary services (together with labor outsourcing services, credit information consulting services and technology services, collectively the “General Services”), and (e) guarantee services. For the shareholder deposit services, the Group will deposit cash into the Group’s accounts at Ping An Consumer Finance which is a licensed financial institution, including cash generated from the Group’s daily business operations and cash generated from the Group’s financing activities. In return, Ping An Consumer Finance will pay deposit interests to the Group. For the General Services, Ping An Consumer Finance will pay service fees to the Group in respect of the provision of such services. For the guarantee service, the financing guarantee subsidiary of the Company will guarantee the repayment of the loans extended by Ping An Consumer Finance to its clients and, in return, Ping An Consumer Finance will pay guarantee service fees to the financing guarantee subsidiary of the Group.

The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the 2026 Ping An Consumer Finance Collaboration Agreement.

The Ping An Consumer Finance collaboration agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board. Subject to compliance with Listing Rules and applicable laws and regulations and the approval of the Board, the 2026 Ping An Consumer Finance Collaboration Agreement may be renewed upon mutual consent of both parties.

LETTER FROM THE BOARD

Reasons for the transaction

Being a member of the Group, Ping An Consumer Finance possesses a more comprehensive understanding of the Group’s demand for shareholder deposit services and has a faster communication channel with the Group compared with other Independent Third Party service providers. Likewise, the Group possesses a more comprehensive understanding of Ping An Consumer Finance’s business and operational requirements and well understand its sophisticated standards on the General Services and guarantee services required in its daily operation. Furthermore, the business of Ping An Consumer Finance, being a subsidiary of the Company, is fully integrated with the business of the Group. As such, the Group believes that entering into the Ping An Consumer Finance Collaboration Agreement with Ping An Consumer Finance would be most cost-effective to the Group and would also facilitate mutually beneficial cooperations between both parties.

Pricing policies

Shareholder deposit services

To ensure that the interest rates for the shareholder deposits placed by the Group with Ping An Consumer Finance are fair and reasonable, the Group will conduct market check and review alternative funding rates available to Ping An Consumer Finance in the market so that the interest rates will not be lower than: (a) the interest rate published by the PBOC for deposits of a similar type for the same period, (b) the interest rate offered for deposits of a similar type for the same period placed with Independent Third Parties, which the Group shall obtain and compare with by conducting public inquiries through the market, or (c) the interest rate for deposits of a similar type for the same period offered by independent commercial banks to the Group.

General Services and guarantee services

For each type of the services provided by the Group, the service fees to be paid to the Group will be determined on the basis of a reasonable transfer pricing method after arm’s length negotiations between the relevant parties taking into consideration various commercial factors such as the nature of the services, the frequency for the Group to provide such services/products, and the transaction amount. When there is no market comparable to or available market quotation for services the Group offers to Ping An Consumer Finance, the Group’s service fees will be determined on a cost-plus basis with a reasonable profit margin. When there is a market comparable to services the Group offers to Ping An Consumer Finance, the Group’s service fees shall be within the range of the prevailing market rates applicable to such services. The Group will also follow the internal control measures to ensure that the terms of supplying services to Ping An Consumer Finance are fair and reasonable.

LETTER FROM THE BOARD

Historical amounts

In respect of the shareholder deposit services provided by Ping An Consumer Finance to the Group, the maximum daily balance of the principal amount of deposits placed by the Group with them was approximately RMB9.5 billion, RMB9.5 billion and RMB5.0 billion, and the interest income from Ping An Consumer Finance was approximately RMB205.8 million, RMB216.8 million and RMB60.8 million, for the period from the Listing Date to December 31, 2023, the year ended December 31, 2024 and the six months ended June 30, 2025, respectively.

In respect of the General Services provided by the Group to Ping An Consumer Finance, the transaction amount paid by Ping An Consumer Finance to the Group was approximately RMB403.7 million, RMB722.6 million and RMB707.3 million for each of the two years ended December 31, 2023 and 2024 and the six months ended June 30, 2025, respectively.

In respect of the guarantee services provided by the Group for Ping An Consumer Finance, the maximum monthly average balance of the principal amount guaranteed by the Group for the clients of Ping An Consumer Finance for the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025 was approximately RMB6,674.3 million, RMB8,400.0 million and RMB13,657.0 million, respectively, and the guarantee service fees received by the Group from Ping An Consumer Finance for each of the two years ended December 31, 2023 and 2024 and the six months ended June 30, 2025 was approximately RMB233.3 million, RMB512.9 million and RMB452.0 million, respectively.

On July 17, 2025, in view of the increasing demand for the General Services and the guarantee services under the Existing Ping An Consumer Finance Collaboration Agreement, the Board expects that the original annual caps would not be sufficient to meet the expected demand and the Company has revised the annual caps for the General Services and the guarantee services for the year ending December 31, 2025 under the Existing Ping An Consumer Finance Collaboration Agreement. Details of the revision is set out in the announcement of the Company dated July 18, 2025 and the circular of the Company dated September 4, 2025.

LETTER FROM THE BOARD

Proposed annual caps

The following table sets forth the proposed annual caps for the maximum transaction amounts/balance of the shareholder deposit services that we will receive from, and different services that we will provide for Ping An Consumer Finance under the 2026 Ping An Consumer Finance Collaboration Agreement, which have been approved by the Board:

Proposed annual caps for the year ending December 31, 2026 (RMB in millions)
Shareholder Deposit Services
Maximum daily balance of principal amount of deposits to be placed by the Group with Ping An Consumer Finance	10,000.0
Interest income to be received by the Group from Ping An Consumer Finance	250.0
General Services
Fees to be paid by Ping An Consumer Finance to the Group	4,111.9
Guarantee Services
Maximum monthly average balance of principal amount to be guaranteed by the Group for the clients of Ping An Consumer Finance	28,097.2
Guarantee service fees to be received by the Group from Ping An Consumer Finance	2,369.1

The annual caps for the years ending December 31, 2027 and 2028 are subject to the approval of the Board.

Basis of caps

Shareholder deposit services–maximum daily balance of principal amount of deposits to be placed by the Group with Ping An Consumer Finance

The proposed annual cap of the maximum daily balance of principal amount of deposits to be placed by the Group with Ping An Consumer Finance has been estimated based on the following factors:

(a)	the historical maximum daily balance of principal amount of deposits under the existing shareholder deposit service arrangements; and

(b)	the current and expected future cash flow position of the Company in light of the Group’s estimated scale and growth of business operation and demand for shareholder deposit services in the future.

LETTER FROM THE BOARD

Shareholder deposit services–interest income to be received by the Group from Ping An Consumer Finance

The proposed annual cap for the interest income to be received by the Group from Ping An Consumer Finance is determined based on the expected prevailing market interest rates on the Group’s expected outstanding deposit amount.

General Services–fees to be paid by Ping An Consumer Finance to the Group

The proposed annual cap has been estimated based on the following factors:

(a)	the historical transaction amounts and the growth trend under the existing business cooperation and services provision arrangements between the Group and Ping An Consumer Finance; and

(b)

the expected demand for the General Services from Ping An Consumer Finance taking into account the expected development and growth in the business and operational scale which is supported by favorable government policies on stimulating consumption in the PRC.

Guarantee services–maximum monthly average balance of principal amount to be guaranteed by the Group for the clients of Ping An Consumer Finance

The proposed annual cap for the maximum monthly average balance of principal amount guaranteed by the Group for the clients of Ping An Consumer Finance is determined based on the historical maximum monthly average balance of principal amount under the existing guarantee service arrangements, and the expected increase in Ping An Consumer Finance’s demand for the Group’s guarantee services taking into account the expected development and growth in Ping An Consumer Finance’s business which is supported by favorable government policies on stimulating consumption in the PRC.

LETTER FROM THE BOARD

Guarantee services–guarantee service fees to be received by the Group from Ping An Consumer Finance

The proposed annual cap for the guarantee service fees to be received by the Group from Ping An Consumer Finance is determined based on the historical transaction amounts under the existing guarantee service arrangements, and the expected increase in Ping An Consumer Finance’s demand for the Group’s guarantee services taking into account the expected development and growth in Ping An Consumer Finance’s business which is supported by favorable government policies on stimulating consumption in the PRC.

4.	2026 Account Management Framework Agreement

Principal terms

The Company entered into the 2026 Account Management Framework Agreement with Ping An Property & Casualty on November 26, 2025, pursuant to which Ping An Property & Casualty and its associates will entrust the Group to manage the accounts of customers in its credit guarantee insurance business. The Group shall manage the accounts of Ping An Property & Casualty’s clients, assist Ping An Property & Casualty in debt recovery through overdue asset recovery, assist Ping An Property & Casualty with custody cancellation and other related custody procedures, and provide other ancillary services related to account management. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the 2026 Account Management Framework Agreement.

The term of the 2026 Account Management Framework Agreement will commence on January 1, 2026 and end on December 31, 2026. Subject to compliance with Listing Rules and applicable laws and regulations and the approval of the Board, the 2026 Account Management Framework Agreement may be renewed upon mutual consent of both parties.

Reasons for the transaction

The provision of services to certain subsidiaries and associates of Ping An Insurance (including Ping An Property & Casualty) would benefit the Group as the Company and Ping An Property & Casualty have a long-term, stable and mutually beneficial business relationship, the Group has extensive understanding of Ping An Insurance, enabling the Group and Ping An Insurance to effectively provide comprehensive service solutions for inclusive financing to consumers. Under such cooperation arrangement, the Group provides services such as account management as part of the co-insurance services. The Company is of the view that such cooperation arrangement can reduce communication costs, provide customers with comprehensive services, better protect the customers’ rights and improve customer experiences. The arrangement will also enhance the efficiency of the Group and is mutually beneficial to both parties.

LETTER FROM THE BOARD

Pricing policies

The services fees to be paid to the Group comprises a monthly fixed amount and a fee based on the amount recovered by the Group from the debt recovery services. The services fees will be determined on the basis of arm’s length negotiations between the relevant parties taking into account various commercial factors such as the nature of the services, the frequency for the Group to provide such services and the estimated transaction amount. The services fees shall be in line with prevailing market rates with reference to the assessment to be made by an independent professional consultancy firm. Further, to ensure that the terms of supplying services to Ping An Property & Casualty are fair and reasonable, the Group will consider a number of factors, including the historical prices of the relevant services and products offered by the Group and the prevailing market rates applicable to such services.

To ensure that the price and terms of the transactions under the 2026 Account Management Framework Agreement follow the pricing policies, the Group will make reference to the previous pricing level range and market data or assessments made by an independent professional consultancy firm will be obtained by the initiating department to benchmark similar services’ fees. The agreement will then be reviewed by the Group’s legal and compliance department, assisted by the finance department, before the final multi-level approval, involving legal and compliance review, department manager and head sign-off, and final approval by the legal representative of the initiating entity.

Historical amounts

The historical transaction amounts paid by Ping An Property & Casualty to the Group for each of the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025 were approximately RMB1,063.4 million, RMB1,263.6 million and RMB570.7 million, respectively.

Proposed annual cap

The proposed annual cap for the fees payable by Ping An Property & Casualty to the Group under the 2026 Account Management Framework Agreement for the year ending December 31, 2026 is approximately RMB861.2 million.

Basis of cap

The proposed annual cap has been estimated based on the following factors:

(a)	the historical transaction amounts and the expected demand for the provision of the services from Ping An Property & Casualty;

LETTER FROM THE BOARD

(b)

the expected decrease of demand for the Group’s account management services from Ping An Property & Casualty as a result of the gradual termination of the co-insurance cooperation arrangements since October 2023. Given that the existing transactions are all derived from portfolio accounts under the co-insurance cooperation arrangement, it follows that with the termination of the said arrangements, the Company expects that the demand for the account management services will gradually decrease; and

(c)

the expected decrease in the transaction amount in respect of the provision of account management services to Ping An Property & Casualty, as a result of the aging of overdue accounts, which in turn leads to a decrease in the recovery rate.

The historical amounts for each of the 2026 Agreements as set out above are based on the unaudited management accounts of the Company for the relevant periods. Given that, as at the Latest Practicable Date, the Company is still in the process of conducting the reaudit of the financial statements for the year ended December 31, 2022 and 2023 and the audit of the financial statements for the year ended December 31, 2024, the result of which may retrospectively affect such historical amounts as disclosed. For prudence, the Board has only approved to renew the relevant continuing connected transactions for one-year term (including the adoption of the annual cap) commencing from January 1, 2026 and ending on December 31, 2026. Upon approval by the Shareholders at the Extraordinary General Meeting, the 2026 Agreements will take effect from January 1, 2026. The Company currently expects to seek the approval of the Board and the Shareholders (as applicable) in 2026 to renew the relevant continuing connected transactions for a further two-year term (and the adoption of the annual caps) commencing from January 1, 2027 and ending on December 31, 2028. Upon the approval of the Board and the Shareholders (as applicable) in 2026, the renewal of the relevant continuing connected transactions for such further two-year term is expected to take effect from January 1, 2027.

Internal Control Measures

In order to ensure that the terms under relevant agreements for the continuing connected transactions are fair and reasonable, and no less favorable to the Group than terms available to or from Independent Third Parties, and that the connected transactions are carried out under normal commercial terms, the Company has adopted the following internal control procedures:

(a)

the Company has adopted and implemented a management system on connected transactions to ensure compliance with relevant laws, regulations, the Company’s policies and the Listing Rules in respect of the continuing connected transactions;

(b)

the legal and compliance department and the finance department has and will continue to regularly monitor the actual transaction amounts for expense and revenue type of continuing connected transactions, the treasury department has and will continue to regularly monitor the peak value and the actual transaction amounts for financial services type of continuing connected transactions, and the legal and compliance department will consolidate and report on the monitoring results;

LETTER FROM THE BOARD

(c)

before the Company enters into any of the transaction that reaches RMB10.0 million, the Company will review and consider the utilisation rate of the annual cap at the time of execution to ensure that the relevant annual cap will not be exceeded;

(d)

the Company’s independent non-executive Directors will conduct annual review of the continuing connected transactions under the framework agreements in accordance with the Listing Rules to check and confirm whether such continuing connected transactions have been conducted in the ordinary and usual course of business of the Group, on normal commercial terms or better, on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole;

(e)	the auditor of the Company will review and report on the continuing connected transactions pursuant to Chapter 14A of the Listing Rules; and

(f)

when considering the fees to be paid by the Group to the connected persons or the fees to be paid by the connected persons to the Group, the Company will continue to regularly research prevailing market conditions and practices and make reference to the pricing and terms between the Company and at least two Independent Third Parties for similar transactions or the available market prices quoted by the Independent Third Parties (where applicable), to ensure that the pricing and terms offered by the above connected persons are fair, reasonable and are no less favorable to the Group than those offered to Independent Third Parties.

The Company will timely comply with the relevant disclosure requirements in relation to connected transactions to provide the Shareholders and investors with sufficient information of the connected transactions, and duly implement the abovementioned internal control procedures to ensure that the transactions conducted are priced fairly and reasonably and in the interest of the Company and the Shareholders as a whole.

Listing Rules Implications

Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, indirectly holds approximately 66.85% of the issued share capital of the Company as at the Latest Practicable Date. Accordingly, the transactions contemplated under each of the 2026 Agreements constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

Ping An Consumer Finance is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance respectively as at the Latest Practicable Date, and thus Ping An Consumer Finance is a connected subsidiary of the Company under Rule 14A.16 of the Listing Rules. Accordingly, the transactions contemplated under the 2026 Ping An Consumer Finance Collaboration Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

As one or more applicable percentage ratios in respect of the proposed annual caps for each of the 2026 Agreements exceed 5%, the proposed transactions contemplated thereunder are subject to the reporting, announcement, circular (including the advice of the Independent Financial Adviser) and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As one or more applicable percentage ratios of the proposed annual cap for the wealth management services and derivative products services under the 2026 Financial Services Framework Agreement exceed 5% but are all less than 25%, such transactions constitute discloseable transactions of the Company and are subject to announcement requirements under Chapter 14 of the Listing Rules.

Information On The Parties

The Group is principally engaged in the core retail credit and enablement business with borrowers and institutions in the PRC.

Ping An Insurance is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)) since 2004, and on the Shanghai Stock Exchange (stock code: 601318) since 2007. Ping An Insurance is a leading retail financial services group and its operations span across insurance, banking, asset management and technology businesses.

Ping An Consumer Finance is a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively. It is principally engaged in consumer finance business in the PRC.

The parties to the 2026 Agreements are all associates of Ping An Insurance, and their information are as follows:

Name	Principal business
Ping An Property & Casualty	Principally engaged in property loss insurance, liability insurance, credit insurance and other insurance businesses and reinsurance businesses.

Ping An Real Estate Co., Ltd. (平安不動產有限公司)	Principally engaged in real estate investment services.

Ping An Health Insurance Company of China, Ltd. (平安健康保險股份有限公司)	Principally engaged in health insurance and accidental injury insurance businesses, and related consulting services, agency and reinsurance business.

Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有 限公司)	A scientific solution expert, committed to the application of artificial intelligence, cloud computing and other advanced technologies.

LETTER FROM THE BOARD

Name	Principal business
Shanghai Lufax Fund Sales Co., Ltd. (上海陆金所基金銷售有限公司)	Principally engaged in fund sales.

OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司)	A technology-as-a-service provider for the financial services industry in China which provides integrated solutions to financial institutional customers, including digital banking solutions and digital insurance solutions.

Ping An E-wallet Electronic Commerce Co., Ltd. (平安壹錢包電子商務有限公司)	Having diversified payment qualifications, covering internet payment, mobile payment, prepaid card issuance and acceptance (nationwide), bank card receipt, cross-border payment and fund payment, with its other subsidiaries engaged in the provision of services such as shopping, consumption, life and air travel.

Shenzhen Ping An Comprehensive Financial Services Co., Ltd. (深圳平安 綜合金融服務有限公司)	Principally engaged in the provision of remote customer services, remote sales consulting services, risk asset management, financial sharing services and human resource sharing services.

Ping An Healthcare and Technology Company Limited (平安健康醫療科技有限公司)	Principally engaged in the provision of online medical and healthcare services, with “Managed Care + Family Doctor Membership + O2O Medical and Healthcare Services” as its main business model. By leveraging on the family doctor membership system, the Group undertakes the medical and healthcare needs of users, links up medical and healthcare resources and provides medical and healthcare products and services, expands the network of online and offline services, and builds up an all-in-one medical + healthcare services platform.

Ping An Direct Consulting Co., Ltd. (平安直通諮詢有限公司)	Principally engaged in the provision of online sales services, information services and information consultancy services, etc.

LETTER FROM THE BOARD

Name	Principal business
Shenzhen Ping An Communication Technology Co., Ltd. (深圳平安通信科技有限公司)	Principally engaged in computer software design, the second category of basic telecommunications services (including fixed network domestic data transmission services), and the second category of value-added telecommunications services (including information service), etc.

Ping An Bank Co., Ltd. (平安銀行股份有限公司)	A nationwide joint-stock commercial bank, principally engaged in the provision of various financial services.

Ping An Annuity Insurance Company of China, Ltd. (平安養老保險股份有限公司)	Principally engaged in the provision of pension and annuity services, and related reinsurance and asset management products and services.

Ping An Wealth Management Co., Ltd. (平安理財有限責任公司)	Principally engaged in the public offering of financial products to the non-specific public, asset investment and management for entrusted investors; non-public offering of financial products to qualified investors, asset investment and management for entrusted investors; and the provision of financial advisory and consulting services.

Ping An Asset Management Company Limited (平安資產管理有限責任公司)	Principally engaged in asset management business and related consulting business.

China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限 公司)	Principally engaged in the provision of various overseas investment products, asset management and consulting services.

Ping An Fund Management Company Limited (平安基金管理有限公司)	Principally engaged in publicly offered securities investment fund management, fund sales, private asset management businesses.

Ping An Trust Co., Ltd. (平安信託有限責任公司)	Principally engaged in trust business and fund investment business.

LETTER FROM THE BOARD

Name	Principal business
Ping An Securities Co., Ltd. (平安證券股份有限公司)	Principally engaged in securities brokerage, advisory on securities investment, financial advisory relating to securities transactions and investment activities, securities underwriting and sponsorship, proprietary securities business and securities asset management businesses.

To the best knowledge of the Directors having made reasonable enquiries, as at the Latest Practicable Date, all the parties to the 2026 Agreements are listed companies or have Ping An Insurance as their ultimate beneficial owner. Ping An Insurance is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

Persons Who Are Required To Abstain From Voting On The Resolutions At The Extraordinary General Meeting

The 2026 Agreements are entered into between the Company and certain subsidiaries and associates of Ping An Insurance. Therefore, An Ke Technology and Ping An Overseas Holdings are required to abstain from voting on the relevant resolutions. As at the Latest Practicable Date, An Ke Technology and Ping An Overseas Holdings together held approximately 66.85% of the issued share capital of the Company. An Ke Technology is a wholly-owned subsidiary of Ping An Financial Technology, which is in turn wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Therefore, An Ke Technology and Ping An Overseas Holdings will abstain from voting at the Extraordinary General Meeting in relation to the resolutions to approve the 2026 Agreements.

As at the Latest Practicable Date and to the best knowledge, information and belief of the Directors, save as disclosed in this circular, none of the other Shareholders shall abstain from voting on the resolutions as proposed herein.

III.	VOTING BY POLL

Pursuant to Rule 13.39(4) of the Listing Rules and Article 67 of the Articles of Association, any resolution put to the vote of the meeting shall be decided on a poll save that the chairman may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands. Accordingly, each of the resolutions set out in the notice of Extraordinary General Meeting will be taken by way of poll. An announcement on the poll results will be published after the Extraordinary General Meeting in the manner prescribed under Rule 13.39(5) of the Listing Rules.

LETTER FROM THE BOARD

IV.	APPROVAL BY THE BOARD

The Directors have, after due and careful consideration, determined that the terms of each of the 2026 Agreement and the respective transactions contemplated thereunder (including the proposed annual caps) are: (i) fair and reasonable; (ii) on normal commercial terms or better and in the ordinary and usual course of business of the Group; and (iii) in the interests of the Company and the Shareholders as a whole.

V.	SHARE RECORD DATE AND ADS RECORD DATE

For determining the Shareholders’ entitlement to attend and vote at the Extraordinary General Meeting, the Board has fixed the close of business on November 17, 2025, Hong Kong time, as the record date of Shares. Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the Extraordinary General Meeting and any adjourned meeting thereof. Holders of record of ADSs as of the close of business on November 17, 2025, New York Time, are entitled to provide voting instructions to the Depositary and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

VI.	EXTRAORDINARY GENERAL MEETING AND PROXY ARRANGEMENT

The Company proposes to convene the Extraordinary General Meeting at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Monday, December 29, 2025 at 9:30 a.m., Hong Kong time.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Extraordinary General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 9:30 a.m., Hong Kong time, on Saturday, December 27, 2025 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Extraordinary General Meeting; and Citibank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Extraordinary General Meeting.

LETTER FROM THE BOARD

VII.	RECOMMENDATIONS

The Directors (excluding the Independent Board Committee whose view has been included in the section headed “Letter from the Independent Board Committee” of this circular, and Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO who have abstained) are of the view that the terms of each of the 2026 Agreements for the term commencing from January 1, 2026 and ending on December 31, 2026 were determined after arm’s length negotiations, and the transactions contemplated thereunder respectively (including the proposed annual caps) are conducted in the ordinary and usual course of business of the Group, are on normal commercial terms or better and, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Mr. Yonglin XIE (a non-executive Director of the Company, and an executive director, the president and co-CEO of Ping An Insurance), Ms. Xin FU (a non-executive Director of the Company and an executive director, the senior vice president and chief financial officer (financial director) of Ping An Insurance), and Mr. Shibang GUO (a non-executive Director of the Company, and the assistant president and the chief risk officer of Ping An Insurance) are deemed or may be perceived to have a material interest in, and as a result have abstained from voting on the Board resolutions in relation to each of the 2026 Agreements and the transactions contemplated thereunder. Save as aforesaid, none of the other Directors has or may be deemed to have a material interest in the above proposed transactions and was required to abstain from voting on the relevant Board Resolution.

The independent non-executive Directors have formed the Independent Board Committee for the purpose of advising the Independent Shareholders in respect of the 2026 Agreements for the term commencing from January 1, 2026 and ending on December 31, 2026, and the respective continuing connected transactions contemplated thereunder which require approval from the Shareholders (including the proposed annual caps). The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders in the same regard.

The Directors (excluding the Independent Board Committee whose view has been included in the section headed “Letter from the Independent Board Committee” of this circular, and Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO who have abstained) recommend the Independent Shareholders to vote in favor of all the ordinary resolutions in relation to the 2026 Agreement for the term commencing from January 1, 2026 and ending on December 31, 2026 to be proposed at the Extraordinary General Meeting.

LETTER FROM THE BOARD

VIII.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other material matters the omission of which would make any statement herein or this circular misleading.

ADDITIONAL INFORMATION

Your attention is drawn to the letters from the Independent Board Committee and from the Independent Financial Adviser, which are respectively set out on pages 34 to 35 and pages 36 to 76 of this circular. Additional information is also set out in the appendices to this circular.

By order of the Board Lufax Holding Ltd Dicky Peter YIP Chairman of the Board

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the text of the letter of recommendation from the Independent Board Committee to Independent Shareholders in relation to the proposed renewal of continuing connected transactions prepared for the purpose of incorporation in this circular.

Lufax Holding Ltd

陆 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

December 3, 2025

To the Independent Shareholders

Dear Sir or Madam,

PROPOSED RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated December 3, 2025 issued by the Company (the “Circular”) of which this letter forms part. Terms defined in the Circular shall have the same meanings herein unless the context otherwise requires.

We have been appointed as members of Independent Board Committee to advise the Independent Shareholders in respect of the proposed renewal of continuing connected transactions contemplated under: (a) the 2026 Services and Products Purchasing Framework Agreement, (b) the 2026 Financial Services Framework Agreement, (c) the 2026 Ping An Consumer Finance Collaboration Agreement and (d) the 2026 Account Management Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2026 and the transactions contemplated thereunder respectively (including the proposed annual caps for the year ending December 31, 2026), details of which are set out in the “Letter from the Board” in the Circular. Anglo Chinese has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

We wish to draw your attention to the “Letter from the Board” set out on pages 7 to 33 of the Circular and the “Letter from the Independent Financial Adviser” set out on pages 36 to 76 of the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account, among other things, the principal factors and reasons considered by, and the advice of, the Independent Financial Adviser as set out in the “Letter from the Independent Financial Adviser” in the Circular, we concur with the view of the Independent Financial Adviser and consider that the terms of each of the 2026 Agreements for the term commencing from January 1, 2026 and ending on December 31, 2026 were determined after arm’s length negotiation, and the transactions contemplated thereunder respectively (including the proposed annual caps for the year ending December 31, 2026) are conducted in the ordinary and usual course of business of the Group, are on normal commercial terms or better and, are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the relevant resolutions in respect of the 2026 Agreements for the term commencing from January 1, 2026 and ending on December 31, 2026 at the Extraordinary General Meeting.

Yours faithfully,

For and on behalf of the Independent Board Committee of

Lufax Holding Ltd

Mr. Dicky	Mr. Rusheng	Mr. David	Ms. Wai Ping
Peter YIP	YANG	Xianglin LI	Tina LEE

Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below is the full text of the letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the continuing connected transactions (including the proposed annual caps) for the purpose of inclusion in this circular.

December 3, 2025

To:	Independent Board Committee and the Independent Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to the circular of the Company dated December 3, 2025 (the “Circular”) to its Shareholders of which this letter forms part of. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of transactions contemplated under the 2026 Services and Products Purchasing Framework Agreement, the 2026 Financial Services Framework Agreement, the 2026 Ping An Consumer Finance Collaboration Agreement and the 2026 Account Management Framework Agreement, and their respective terms commencing from January 1, 2026 and ending on December 31, 2026 as approved by the Board and the proposed annual caps for the year ending December 31, 2026 (collectively the “Transactions”), details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the Circular.

As at the Latest Practicable Date, as Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, indirectly holds approximately 66.85% of the issued share capital of the Company, Ping An Insurance is a connected person of the Company by virtue of being a controlling shareholder of the Company. Accordingly, the transactions contemplated under each of the 2026 Services and Products Purchasing Framework Agreement, the 2026 Financial Services Framework Agreement, and the 2026 Account Management Framework Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As at the Latest Practicable Date, as Ping An Consumer Finance is an indirect non-wholly owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance respectively, Ping An Consumer Finance is a connected subsidiary of the Company. Accordingly, transactions contemplated under the 2026 Ping An Consumer Finance Collaboration Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios in respect of the proposed annual caps for each of the 2026 Services and Products Purchasing Framework Agreement, 2026 Financial Services Framework Agreement, 2026 Ping An Consumer Finance Collaboration Agreement and the 2026 Account Management Framework Agreement are higher than 5%, the proposed Transactions are therefore subject to the reporting, announcement, circular and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Pursuant to the Listing Rules, the Independent Board Committee comprising all the independent non-executive Directors, who have no interest in the Transactions has been established to advise the Independent Shareholders in respect of the Transactions as well as the adoption of the proposed annual caps.

Apart from normal professional fees for our services to the Company in connection with the engagement described above, no arrangement exists whereby we will receive any fees or benefits from the Company, its subsidiaries, Directors, chief executive, substantial shareholders or any associates of any of them. As at the Latest Practicable Date, we did not have any relationship with, or interest in, the Company or any other parties that could reasonably be regarded as relevant to our independence. In the two years prior to the Latest Practicable Date, we were engaged as the independent financial adviser in respect of (i) the mandatory unconditional cash offers in relation to the Company as set out in the circular of the Company dated September 27, 2024; and (ii) the revision of annual caps as set out in the circular of the Company dated September 4, 2025. Save for the engagements disclosed above, we have not acted as the independent financial adviser to the Company’s other transactions. Accordingly, we consider that we are independent pursuant to Rule 13.84 of the Listing Rules.

BASIS OF OUR OPINION

In formulating our opinion and recommendations, we have reviewed, amongst other things:

1.	information contained in the announcement of the Company dated November 26, 2025 (the “Announcement”);

2.	information contained in the Circular;

3.

each of the 2026 Services and Products Purchasing Framework Agreement, 2026 Financial Services Framework Agreement, 2026 Ping An Consumer Finance Collaboration Agreement and the 2026 Account Management Framework Agreement;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.	the Listing Document; and

5.

information and data provided by the Company, including the financial information abstracted from the unaudited management accounts for the relevant periods. We have not conducted an audit or independent verification of such financial information. As stated in the Letter from the Board, given that the Company is in the process of conducting the reaudit of its financial statements for the years ended December 31, 2022 and 2023 and the audit of the financial statements for the year ended December 31, 2024, the result of which may retrospectively affect the historical figures disclosed in this letter. Our review and assessment are based solely on the information made available to us as at the Latest Practicable Date.

We have relied on the truth, accuracy and completeness of the statements, information, opinions and representations contained or referred to in the Circular and the information and representations made to us by the Company, the Directors and the management of the Group (together, the “Management”). We have assumed that all information and representations contained or referred to in the Circular and provided to us by Management, for which Management is solely and wholly responsible for, are true, accurate and complete in all respects and not misleading or deceptive at the time when the information was provided or made and will continue to be so up to the Latest Practicable Date. Having regard to the Company’s disclosures on the ongoing re-audit and advisory work as disclosed in the section “8. Material Adverse Change” in the appendix of General Information to this Circular, we have assumed that no matter in relation to internal controls will arise that would adversely affect the assessment of the fairness and reasonableness of the continuing connected transactions contemplated under the 2026 Agreements. Shareholders will be notified of material changes as soon as possible, if any, to the information and representations provided and made to us after the Latest Practicable Date and up to and including the date of the Extraordinary General Meeting.

We consider the information we have reviewed is sufficient to reach the conclusion set out in this letter and have no reason to doubt the truth, accuracy or completeness of the information provided to us by the Company, and have been advised by the Directors who jointly and severally accept full responsibility, that, having made all reasonable enquiries, confirm that to the best of their knowledge, information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive and there are no other material matters the omission of which would make any statement herein or the Circular misleading. We have not verified or conducted an independent investigation into the business, financial conditions, future prospects or affair of the Group, or any of their respective subsidiaries or associates.

This letter is issued to the Independent Board Committee and the Independent Shareholders solely in connection for their consideration of the Transactions, as well as the adoption of the proposed annual caps, and except for its inclusion in the Circular, is not to be quoted or referred to in whole or in part or be used for any other purposes without our prior written consent.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

Background

Reference is made to (i) the Listing Document; and (ii) the Announcement and the Circular.

As stated in the Letter from the Board, as the Group intends to continue carrying out the transactions under each of the Existing Agreements, the Company and certain subsidiaries and associates of Ping An Insurance agreed to enter into the 2026 Agreements for the term commencing from January 1, 2026 and ending on December 31, 2026.

Information of the Group

The Group is principally engaged in the core retail credit and enablement business with borrowers and institutions in the PRC.

Information on parties to the Transactions

With reference to the Letter from the Board, Ping An Insurance is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)) since 2004, and on the Shanghai Stock Exchange (stock code: 601318) since 2007. Ping An Insurance is a leading retail financial services group and its operations span across insurance, banking, asset management and technology businesses.

With reference to the Letter from the Board, Parties to the 2026 Services and Products Purchasing Framework Agreement, Parties to the 2026 Financial Services Framework Agreement, Parties to the 2026 Ping An Consumer Finance Collaboration Agreement and Parties to the 2026 Account Management Framework Agreement are subsidiaries and/or associates of Ping An Insurance, details of which are set out in the Letter from the Board under the section headed “Information On the Parties”.

2026 Services and Products Purchasing Framework Agreement

Reasons for and benefits of entering into the 2026 Services and Products Purchasing Framework Agreement

With reference to the Letter from the Board, since the Group’s establishment, the Group has been purchasing a variety of services from certain subsidiaries and associates of Ping An Insurance to satisfy its business and operational needs. Owing to the complementary and mutually beneficial business relationship, the relevant subsidiaries and associates of Ping An Insurance have acquired a comprehensive understanding of the Group’s business and operational requirements and established a solid foundation for mutual trust to foster its continuing cooperation. Based on the previous purchasing experience with such subsidiaries and associates of Ping An Insurance, the relevant subsidiaries and associates of Ping An Insurance are capable of satisfying the Group’s business needs efficiently and reliably with a stable supply of high quality services and products, and entering into the 2026 Services and Products Purchasing Agreement would minimise disruption to the Group’s operation without incurring unnecessary costs. In addition, it would be more cost-effective for the Company to outsource procedural and commoditised work to the relevant subsidiaries and associates of Ping An Insurance, instead of maintaining its own headcounts for processing such work.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Management has also confirmed to us that the entering into of the 2026 Services and Products Purchasing Framework Agreement is in the ordinary and usual course of business of the Group and supports the Group’s daily operation.

Principal terms of the 2026 Services and Products Purchasing Framework Agreement

Summarised below are the major terms of the 2026 Services and Products Purchasing Framework Agreement, details of which are set out under the section headed “II. RENEWAL OF THE CONTINUING CONNECTED TRANSACTIONS – 1. 2026 Services and Products Purchasing Framework Agreement” of the Letter from the Board.

Date

November 26, 2025.

Parties

The Company and the Parties to the 2026 Services and Products Purchasing Framework Agreement.

Terms

The service and products purchasing framework agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board.

Subject matter

On November 26, 2025, the Company entered into the services and products purchasing framework agreement with the Parties to the 2026 Services and Products Purchasing Framework Agreement (which are subsidiaries and/or associates of Ping An Insurance), pursuant to which certain subsidiaries and associates of Ping An Insurance will provide the following services to the Group:

(i)	transaction settlement services;

(ii)	outsourcing services relating to finance, human resources and customer management matters;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iii)	technology products and services;

(iv)	health-related products and services;

(v)	insurance products and services;

(vi)	reward programme products; and

(vii)	other ancillary services and products.

The Group will, in return, pay service fees to the relevant subsidiaries and associates of Ping An Insurance. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the 2026 Services and Products Purchasing Framework Agreement.

Pricing policies

As set out in the Letter from the Board contained in the Circular, the pricing policies for determining the transaction prices under the 2026 Services and Products Purchasing Framework Agreement have been summarised in the subsection headed “Pricing policies” under the section titled “2026 Services and Products Purchasing Framework Agreement”. For the purpose of our assessment and due diligence, we have reviewed the relevant pricing policies and held discussions with the Management to understand its implementation and noted the following.

(a)

For new services and products which are subject to a bidding process, the price will be established through bidding in accordance with the Group’s established internal rules and procedures, where the initiating department will compare price, service quality and qualifications, and documentation in a pricing assessment form. We further understand from the Management that the bidding process applies only to new services or products and does not apply to the renewal or continuation of existing ones. For such recurring arrangements, the Group will perform the procedures set out below to ensure the compliance with its pricing policies.

(b)

For services and products not subject to a bidding process, the relevant department initiating the prospective transaction will take into account factors such as nature, transaction amount, term, the Group’s actual usage, and the market rates of such products and services, and profit margin which shall be in line with prevailing market rates assessed by an independent professional consultancy firm to determine the services and products fees, depending on the type of products and services. Thereafter, the relevant department will complete a connected transaction pricing evaluation form documenting the results of its price fairness analysis, submit the completed evaluation form and supporting documents to the budget team of the finance department for assessment of pricing fairness, and following a satisfactory assessment, the submission to the corresponding management for review and approval with reference to the applicable annual cap. If the corresponding management, after considering all the aforementioned factors and completing the internal approval process, determine that the fee quote offered by the Party(ies) to the 2026 Services and Products Purchasing Framework Agreement is less favourable to the Company than those available from Independent Third Parties (where applicable), it will not proceed to purchase such services or products from the Party(ies) to the 2026 Services and Products Purchasing Framework Agreement. Once a transaction has proceeded to the stage where an agreement has been initiated, the Group’s legal and compliance department will first conduct a preliminary review on the transaction, followed by the approvals from the initiating department manager and department head, as well as the approvals from all relevant personnel and department heads in the aforementioned processes and the legal representative of the entity initiating the transaction.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

To further our due diligence, we have obtained and reviewed sets of randomly selected contracts and the corresponding review records from recent transactions covering different types of services and products under the Existing Services and Products Purchasing Framework Agreement during the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025. Following our discussion with Management, we understand that there were no transactions entered into which required a bidding process during the said period.

We have reviewed the key terms including the price in such samples and note that the pricing model in the samples is in line with assessment from an independent professional consultancy firm or comparable to the applicable prevailing market rates or fees offered by Ping An Insurance to its Independent Third Party customers for similar products and services. Moreover, the fees payable by the Group in these samples were determined through arm’s length negotiations between the relevant parties taking into account factors such as nature, usage, transaction term, transaction amount, and term of the services and products, and was consistent with those offered by Independent Third Parties to the Group for similar services and products, where applicable.

Based on our review of the sample contracts and the review records regarding transactions under the Existing Services and Products Purchasing Framework Agreement, we noted the following.

•

For transaction settlement services, health-related products and services, insurance products and services, and other ancillary products and services, prices are determined with reference to prevailing market rates by benchmarking against prices of similar transactions that (i) the Group has entered into with Independent Third Parties or (ii) subsidiaries and associates of Ping An Insurance have entered into with its Independent Third Party customers for similar products and services, or by market research conducted by the Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

•	For outsourcing services and technology products and services, prices are determined with reference to assessments provided by the independent professional consultancy firm.

•

For reward programme products, the Management has advised that these relate to purchases of integrated services and products involving third-party payments and prepaid cards from subsidiaries and associates of Ping An Insurance through their webstores, and due to the unique nature of these products or services, no directly comparable products or services are available in the market. Accordingly, the Group has reviewed and confirmed that the price of these products and services are in line with the fees offered by subsidiaries and associates of Ping An Insurance to its Independent Third Party customers for similar products and services.

Based on our above review, the terms of the sampled transactions with the subsidiaries and associates of Ping An Insurance were no less favourable to the Group than similar transactions with Independent Third Parties. Accordingly, we are of the view that the transactions conducted under the Existing Services and Products Purchasing Framework Agreement were carried out on normal commercial terms and were fair and reasonable.

As the sampling (containing 11 sets of samples in total) set out above, covers the period for the years ended/ending December 31, 2023, 2024 and 2025, and involved different categories of services and products and all applicable pricing policies for transactions contemplated under Existing Services and Products Purchasing Framework Agreement and the 2026 Services and Products Purchasing Framework Agreement were adhered to, we consider the sampling is representative and sufficient for our analysis.

Regarding purchases requiring a bidding process under the Group’s internal controls, we understand from Management that proper procedures are established. However, as mentioned above, there were no purchases which required a bidding process under the Existing Services and Products Purchasing Framework Agreement during the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025, given those purchases were occurring regularly between the Group and the subsidiaries and associates of Ping An Insurance, and were part of the Group’s daily business operation. As part of our due diligence process, we have obtained and reviewed the Group’s standard operating procedures for procurement which govern the transactions requiring bidding process under the Existing Services and Products Purchasing Framework Agreement, and satisfied ourselves that appropriate and documented internal control and procedures as discussed above exist. In addition, we have also obtained and reviewed the supporting documents on the bidding process of the Group’s latest purchase transaction prior to 2023 that falls under transactions which require a bidding process, and noted adherence to the Group’s standard operating procedures.

Based on the above information and representations provided and the documents reviewed, nothing has come to our attention that causes us to believe that the procedures and internal control measures in relation to the pricing policies, as described, are inconsistent with current practices for the purposes of our assessment of the transactions. Accordingly, having considered the foregoing and transaction terms, we concur with the Management that the transactions contemplated under the 2026 Services and Products Purchasing Framework Agreement are on normal commercial terms and are fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Annual cap of the 2026 Services and Products Purchasing Framework Agreement

Review of historical transactions

Set out below is a summary of (i) the historical transaction amounts under the Existing Services and Products Purchasing Framework Agreement for each of the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025; (ii) the relevant existing annual caps and the respective utilisation rates; and (iii) the proposed annual cap under the 2026 Services and Products Purchasing Framework Agreement (the “Proposed Purchasing Annual Cap”), which has been approved by the Board.

	For the year ended December 31,		For the period ended June 30,
RMB million	2023	2024	2025
			(Note 1)
Historical transaction amounts	2,119.0	1,452.9	602.4
Existing annual caps	3,462.4	3,966.2	4,537.8
Utilisation rate	61.2%	36.6%	Undetermined

For the year ending December 31,
2026
Proposed Purchasing Annual Cap (Note 2)	1,834.1

Notes:

1.	The utilisation rate is undetermined as the historical transaction amount is only for the six months ended June 30, 2025, whereas the existing annual cap is for the year ending December 31, 2025.
2.	The annual caps for the years ending December 31, 2027 and 2028 are subject to the approval of the Board.

As illustrated above, the historical transaction amounts for the two years ended December 31, 2024 in respect of the Existing Services and Products Purchasing Framework Agreement represent utilisation rates of the existing annual caps of approximately 61.2% and 36.6%, respectively.

Review of the Proposed Purchasing Annual Cap

The basis of determination of the Proposed Purchasing Annual Cap for the year ending December 31, 2026 is set out in the section headed “II. RENEWAL OF THE CONTINUING CONNECTED TRANSACTIONS – 1. 2026 Services and Products Purchasing Framework Agreement” of the Letter from the Board.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In assessing the fairness and reasonableness of the Proposed Purchasing Annual Cap, we have had discussions with Management and reviewed the basis of determination and relevant calculations, and considered various factors, and have performed procedures detailed below.

We have obtained and reviewed a schedule, prepared by Management, detailing the estimated purchases of services and products under the 2026 Services and Products Purchasing Framework Agreement for the year ending December 31, 2026 (the “Estimated Services and Products Purchasing Calculation”) and made the following observations.

(i)

The historical amount of the transactions under the Existing Services and Products Purchasing Framework Agreement for the years ended/ending December 31, 2023, 2024 and 2025 (on an annualised basis) ranged from approximately RMB1,204.8 million (2025, on an annualised basis) to approximately RMB2,119.0 million (2023). In relation to the fluctuations between each year, we have noted that the purchases of services and products under the Existing Services and Products Purchasing Framework Agreement was market driven, subject to the then market conditions and may therefore fluctuate year on year.

The Proposed Purchasing Annual Cap for the year ending December 31, 2026 is derived as follows: Management first estimated the services and products that will be purchased during the full year 2025, including the use of (a) committed amounts under executed contracts, (b) annualised year-to-date actuals, and (c) internal budgets.

For (a), signed contracts have been obtained and the stipulated contractual amounts have been cross-checked against the corresponding estimates.

For (b), discussions have been held with Management regarding the nature of these transactions and we note that they comprise stable, recurring monthly expenses such as monthly service fees and miscellaneous items. Having reviewed the nature of these expenses, we concur with Management that it is appropriate to annualise such items to form the 2025 baseline.

For (c), discussions have been held with Management and we understand that these relate to items of larger amounts (such as settlement fees and information technology services fees) for which budgets are prepared by the operational and accounting departments in the ordinary course of the Group’s business; sample testing has been performed on this category and the key parameters adopted by Management, including budgeted account balance and fee rate under existing contract, have been reviewed. Given that the sample covers approximately 60% of the estimated purchases for 2025 under this category, we consider our sampling is representative and sufficient.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

After deriving the 2025 baseline, the Group developed the Proposed Purchasing Annual Cap for the year ending December 31, 2026, based on the following assumptions: a projected year-on-year decrease of 5% in costs related to system development and maintenance, reflecting the Group’s years of investment in system construction and resulting system operational stability; for other items, an approximately 8% to 10% year-on-year increase has been adopted to reflect steady business growth expected by Management in the year ending December 31, 2026. Collectively, this results in an overall increase in the cap compared to the 2025 baseline of approximately 3-4%.

A buffer of 20% is then broadly applied to the Proposed Purchasing Annual Cap for the year ending December 31, 2026, with adjustments depending on specific circumstances of different business units, to provide operational flexibility for unforeseen demand or price movements. Having discussed the above with Management, we consider this approach is prudent and reasonable.

(ii)

The purchases of services and products under the 2026 Services and Products Purchasing Framework Agreement will be conducted by the Group on a voluntary and non-exclusive basis. No restriction has been placed under the 2026 Services and Products Purchasing Framework Agreement that will prevent the Group from obtaining services and products from Independent Third Parties. The Group has retained the discretion to make its selection based on the relevant conditions and quality provided by Independent Third Parties.

(iii)

The purchases of services and products under the 2026 Services and Products Purchasing Framework Agreement is an extension to the Group’s principal activities, and hence are crucial to contributing to the development of the Group’s business. With the relevant subsidiaries and associates of Ping An Insurance having acquired a comprehensive understanding of the Group’s business and operational requirements and established a solid foundation for mutual trust to foster its continuing cooperation when compared with Independent Third Parties, and the Proposed Purchasing Annual Cap for the year ending December 31, 2026, these will together minimise disruptions to the Group’s operations without incurring unnecessary costs, and will facilitate the relevant continuing connected transactions between the Group and subsidiaries and associates of Ping An Insurance to be conducted in an effective manner without the need for the Company to obtain Independent Shareholders’ approval on a transaction-by-transaction basis.

(iv)

The purchases of services and products under the 2026 Services and Products Purchasing Framework Agreement shall be subject to the relevant pricing policies as set out in the subsection headed “Pricing policies” under the section titled “2026 Services and Products Purchasing Framework Agreement” and internal control procedures as set out under section headed “INTERNAL CONTROL MEASURES” in the Letter of the Board.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the above factors and analysis, we considered the basis for determining the Proposed Purchasing Annual Cap to be fair and reasonable so far as the Independent Shareholders are concerned.

2026 Financial Services Framework Agreement

Reasons for and benefits of entering into the 2026 Financial Services Framework Agreement

Given certain subsidiaries and associates of Ping An Insurance have built reputable and long-established financial service, insurance and banking businesses in the PRC, the Board considers it is more cost-efficient for the Group to leverage Ping An Insurance’s core business strength by engaging them for the financial services under the 2026 Financial Services Framework Agreement. Furthermore, as Ping An Insurance has been providing various financial services to the Group during the two years ended December 31, 2024, they have developed a good understanding of the Group’s capital structure, business operations, funding needs and cash flow patterns, which enables them to provide the Group with expedient and efficient services. Taking into account the Group’s previous experience with the relevant subsidiaries and associates of Ping An Insurance under the existing financial services arrangements, the relevant subsidiaries and associates of Ping An Insurance are well-positioned in providing the Group with quality financial services to satisfy its financial needs.

Management has also confirmed to us that the entering into of the 2026 Financial Services Framework Agreement is in the ordinary and usual course of business of the Group and supports the Group’s day-to-day treasury management.

Principal terms of the 2026 Financial Services Framework Agreement

Summarised below are the major terms of the financial services framework agreement, details of which are set out under the section headed “II. RENEWAL OF THE CONTINUING CONNECTED TRANSACTIONS – 2. 2026 Financial Services Framework Agreement” of the Letter from the Board.

Date

November 26, 2025.

Parties

The Company and the Parties to the 2026 Financial Services Framework Agreement.

Terms

The financial services framework agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Subject matter

On November 26, 2025, the Company entered into the financial services framework agreement with the Parties to the 2026 Financial Services Framework Agreement, which are subsidiaries and/or associates of Ping An Insurance, pursuant to which the Group will engage in certain financial services-related transactions, including deposit services, wealth management services, derivative products services, and/or interbank services, with certain subsidiaries of Ping An Insurance. For the deposit services, the Group will deposit cash with Ping An Bank (which is a licensed bank), including cash generated from the Group’s daily business operations and cash generated from the financing activities. In return, Ping An Bank will pay deposit interests to the Group. The Group will subscribe various investment products issued or managed by certain subsidiaries of Ping An Insurance, and receive investment income in return. The Group will also purchase foreign exchange and interest rate derivatives products from certain subsidiaries of Ping An Insurance. In respect of the interbank services, the Group will engage in interbank deposit services and interbank placements services with Ping An Bank.

Pricing policies

As set out in the Letter from the Board contained in the Circular, the pricing policies for determining the transaction prices under the 2026 Financial Services Framework Agreement have been summarised in the subsection headed “Pricing policies” under the section titled “2026 Financial Services Framework Agreement”. For the purpose of our assessment and due diligence, we have obtained and reviewed 26 samples of historical transactions or accounts (if applicable) under the Existing Financial Services Framework Agreement for the year ended December 31, 2023 and 2024 and during the year ending December 31, 2025, selected on a random basis. Our observations are set out below.

Deposit services

We were advised that the Group maintains the deposit arrangements under the framework agreement set out below.

(a)

Current account deposits with negotiated interest rate (活期有協定利率賬戶) and fixed term deposits (定期存款賬戶): these accounts serve as the Group’s primary treasury pools to support its operation, investment and financing activities, and deposit agreements have been entered into with Ping An Insurance or its relevant banking subsidiaries.

For fixed term deposits, we understand that the Company monitors prevailing market interest rates by obtaining monthly quotations from independent third-party financial institutions. We have reviewed the quotation records and bank certificates of the samples and noted that the interest rates of the samples were not lower than the relevant benchmarks.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(b)

Current account deposits without negotiated interest rate (活期無協定利率賬戶): the Group uses these accounts primarily for transaction purpose (e.g. payment), and does not intend to maintain ongoing balances in these accounts. As such, these accounts typically do not meet the minimum thresholds for negotiated-rate arrangements under item (a), and any incidental balances accrue interest only at the posted rate (掛牌利率) of the Ping An Bank, the banking arm of Ping An Insurance. The posted rate is a published market rate of Ping An Bank subject to PRC regulation, which is consistent with terms offered to independent third parties for the same period. The Group may, without prior notice, draw upon and use the funds in these accounts from time to time, based on its operation needs.

Since the posted rate of such deposits is generally the publicly quoted rate uniformly announced by the Ping An Bank, this rate is determined by Ping An Bank based on regulatory requirements and prevailing market interest levels, and is publicly disclosed to the market, ensuring broad applicability and transparency. As the quoted rate is not negotiated separately for any specific customer or transaction but is a standard rate applicable to all, the Group considers that this rate already reflects a reasonable level attainable by Independent Third Parties in the market. Accordingly, the Group believes that adopting Ping An Bank’s posted rate as the pricing basis for current deposits is consistent with the Group’s pricing policy.

The Group has provided the posted rates of Ping An Bank and other large joint-stock commercial banks obtained from Wind Information Co., Ltd. (the “Wind Information”) for the period from 2023 to May 2025, the latest month for which large joint-stock banks updated their rates. These posted rates offered by Ping An Bank were no less favourable than those of other large joint-stock commercial banks for comparable deposit terms during the same period.

Wealth Management Services

In relation to wealth management services, the determination of the investment income rates in respect of the samples were the same as those offered by the relevant subsidiaries of Ping An Insurance to other purchasers of such investment products and services (including their respective Independent Third Party purchasers), of which the Group obtained and compared with by conducting inquiries through the market.

To ensure that the investment income rates offered by subsidiaries of Ping An Insurance are comparable to, or no less favourable than, the range of investment income rates offered by independent banks or financial institutions for comparable products and services, the Group will conduct an initial review at the time of the first purchase of the respective product, followed by monthly ongoing reviews comparing the product’s performance with comparable products offered by independent banks or financial institutions.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on our sample testing, we reviewed the initial review record and the monthly review forms and noted that the investment income rates of the samples used in this analysis were within the range of rates offered by independent banks or financial institutions for comparable products and services.

Derivative Products Services

In relation to derivative products services, we have obtained the Group’s approval record for entering into derivative products purchases. As discussed with Management, we understand that since derivative prices may fluctuate considerably, transactions for derivative products need to be executed swiftly to capture the desired position. Accordingly, the Group adopts a pre-approval mechanism to manage such transactions.

When hedging needs arise, Management initially determines the hedge size and reviews prevailing market prices of derivative products to assess whether the price offered by Ping An Insurance is fair and reasonable. This review includes comparing prices offered by other independent service providers and referencing prevailing market data from China Foreign Exchange Trade System, an organisation under the PBOC. Management will grant pre-approval for the hedging transaction if the price offered by Ping An Insurance is comparable to the prevailing market rate. After the pre-approval is obtained, the trading team will place an order with Ping An Insurance when it considers the spot price appropriate. Due to the volatility of derivative product prices, the final transaction price may differ from the price at the time of approval.

We have obtained the samples of pre-approval record, and noted that the Group performed the procedures described above. Given the volatile nature of the derivative products, we consider the method adopted by Management is fair and reasonable.

Interbank Services

For interbank deposits, the interest rates in the reviewed samples comply with the pricing policy. For interbank placements, according to Management, there were no placements between any subsidiaries of Ping An Insurance and the Group during the two years ended December 31, 2024 and the six months ended June 30, 2025. Such placement is aimed to provide the Group with liquidity/funding flexibility. As advised by Management, should any interbank placements be undertaken in the future, they will be executed on normal commercial terms and in compliance with the pricing policy set out in the Letter from the Board.

The sampling set out above covers the period for the two years ended December 31, 2024 and the year ending December 31, 2025, which were subject to all applicable pricing policies for transactions contemplated under the Existing Financial Services Framework Agreement. We consider it is representative and sufficient for our analysis.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the above information and representations provided and the documents reviewed, nothing has come to our attention that causes us to believe that the procedures and internal control measures in relation to the pricing policies, as described, are inconsistent with current practices for the purposes of our assessment of the transactions. Accordingly, having considered the foregoing and transaction terms, we concur with the Management that the transactions contemplated under the 2026 Financial Services Framework Agreement are on normal commercial terms and are fair and reasonable.

Annual caps of the 2026 Financial Services Framework Agreement

Review of historical transactions

Set out below is a summary of (i) the historical transaction amounts under the Existing Financial Services Framework Agreement for the period from the Listing Date to December 31, 2023, the year ended December 31, 2024 and the six months ended June 30, 2025, respectively; (ii) the relevant existing annual caps and the respective utilisation rates; and (iii) the proposed annual caps under the 2026 Financial Services Framework Agreement (the “Proposed Financial Services Annual Caps”), which have been approved by the Board.

	For the year ended December 31,		For the period ended June 30,
RMB million	2023	2024	2025
			(Note 1)
Deposit Services
Historical transaction amounts
Maximum daily balance of the principal amount of deposits to be placed by the Group with Ping An Bank	10,572.0	13,948.4	9,401.9
Interest income to be received by the Group from Ping An Bank	158.0	179.3	69.5
Existing annual caps and utilisation rates
Maximum daily balance of the principal amount of deposits to be placed by the Group with Ping An Bank (the	11,000.0	15,000.0	12,000.0
“Existing Deposit Annual Cap(s)”)	96.1%	93.0%	Undetermined
Interest income to be received by the Group from Ping An Bank (the “Existing Deposit Interest Annual	165.0	225.0	180.0
Cap(s)”)	95.8%	79.7%	Undetermined

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

For the year ending December 31, 2026
Proposed annual caps (Note 2)
Maximum daily balance of the principal amount of deposits to be placed by the Group with Ping An Bank (the “Proposed Deposit Annual Cap”)	21,100.0
Interest income to be received by the Group from Ping An Bank (the “Proposed Deposit Interest Annual Cap”)	292.0

	For the year ended December 31,		For the period ended June 30,
RMB million	2023	2024	2025
			(Note 1)
Wealth Management Services
Historical transaction amounts
Maximum daily balance of total investment products and services to be purchased by the Group from the relevant subsidiaries of Ping An Insurance	5,938.3	5,655.8	6,009.1
Investment income to be received by the Group from the relevant subsidiaries of Ping An Insurance	256.7	129.9	63.9
Existing annual caps and utilisation rates
Maximum daily balance of total of investment products and services to be purchased by the Group from the relevant subsidiaries of Ping An Insurance (the “Existing Wealth	24,000.0	27,000.0	29,000.0
Management Balance Annual Cap(s)”)	24.7%	20.9%	Undetermined
Investment income to be received by the Group from the relevant subsidiaries of Ping An Insurance (the “Existing Wealth Management Interest Annual	1,176.0	1,316.0	1,506.0
Cap(s)”)	21.8%	9.9%	Undetermined

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

For the year ending December 31, 2026
Proposed annual caps (Note 2)
Maximum daily balance of total investment products and services to be purchased by the Group from the relevant subsidiaries of Ping An Insurance from January 1, 2026 (the “Proposed Wealth Management Balance Annual Cap”)	4,151.6
Investment income to be received by the Group from the relevant subsidiaries of Ping An Insurance (the “Proposed Wealth Management Interest Annual Cap”)	239.0

	For the year ended December 31,		For the period ended June 30,
RMB million	2023	2024	2025
			(Note 1)
Derivative Products Services
Historical transaction amounts
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by the Group from certain subsidiaries of Ping An Insurance	13,807.1	1,200.0	—
Existing annual caps and utilisation rates
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by the Group from certain subsidiaries of Ping An Insurance (the “Existing	22,000.0	18,000.0	18,000.0
Derivative Annual Cap(s)”)	62.8%	6.7%	Undetermined

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

For the year ending December 31, 2026
Proposed annual cap (Note 2)
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by the Group from certain subsidiaries of Ping An Insurance (the “Proposed Derivative Annual Cap”)	4,000.0

	For the year ended December 31,		For the period ended June 30,
RMB million	2023	2024	2025
			(Note 1)
Interbank Services
Historical transaction amounts
Maximum daily balance of interbank deposits to be placed by the Group with Ping An Bank	5,393.8	5,916.3	4,982.2
Interest income to be received by the Group from Ping An Bank for the interbank deposits	44.9	67.2	23.9
Maximum daily balance of interbank placements by certain subsidiaries of Ping An Insurance with the Group	—	—	—
Interest to be paid by the Group on the interbank placements to the relevant subsidiaries of Ping An Insurance	—	—	—

Existing annual caps and utilisation rates
Maximum daily balance of interbank deposits to be placed by the Group with Ping An Bank (the “Existing Interbank	10,000.0	15,000.0	15,000.0
Deposit Annual Cap(s)”)	53.9%	39.4%	Undetermined
Interest income to be received by the Group from Ping An Bank for the interbank deposits (the “Existing Interbank Deposit Interest Annual	66.3	102.7	130.6
Cap(s)”)	67.8%	65.4%	Undetermined

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

	For the year ended December 31,		For the period ended June 30,
RMB million	2023	2024	2025
			(Note 1)
Maximum daily balance of interbank placements by certain subsidiaries of Ping An Insurance with the Group (the “Existing Interbank Placement Annual	1,500.0	2,500.0	3,500.0
Cap(s)”)	0.0%	0.0%	Undetermined
Interest to be paid by the Group on the interbank placements to the relevant subsidiaries of Ping An Insurance (the “Existing Interbank Placement Interest	67.5	112.5	157.5
Annual Cap(s)”)	0.0%	0.0%	Undetermined

For the year ending December 31, 2026
Proposed annual caps (Note 2)
Maximum daily balance of interbank deposits to be placed by the Group with Ping An Bank (the “Proposed Interbank Deposit Annual Cap”)	15,450.0
Interest income to be received by the Group from Ping An Bank for the interbank deposits (the “Proposed Interbank Deposit Interest Annual Cap”)	120.0
Maximum daily balance of interbank placements by certain subsidiaries of Ping An Insurance with the Group (the “Proposed Interbank Placement Annual Cap”)	1,600.0
Interest to be paid by the Group on the interbank placements to the relevant subsidiaries of Ping An Insurance (the “Proposed Interbank Placement Interest Annual Cap”)	42.5

Notes:

1.	The utilisation rate is undetermined as the historical transaction amount is only for the six months ended June 30, 2025, whereas the existing annual cap is for the year ending December 31, 2025.
2.	The annual caps for the years ending December 31, 2027 and 2028 are subject to the approval of the Board.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Review of the Proposed Financial Services Annual Caps

The basis of determination of the Proposed Financial Services Annual Caps for the year ending December 31, 2026 is set out in the section headed “II. RENEWAL OF THE CONTINUING CONNECTED TRANSACTIONS – 2. 2026 Financial Services Framework Agreement” of the Letter from the Board.

Proposed Deposit Annual Cap and Proposed Deposit Interest Annual Cap

In assessing the fairness and reasonableness of the Proposed Deposit Annual Cap and Proposed Deposit Interest Annual Cap, we have discussed with Management, reviewed the basis of determination and the relevant calculations, and considered various factors, as set out below.

(i)

The historical transaction amounts for the two years ended December 31, 2024 in respect of the deposit services represent 96.1% and 93.0% of the Existing Deposit Annual Caps for the two years ended December 31, 2024, respectively and the historical transaction amount for the six months ended June 30, 2025 in respect of the deposit services represent 78.3% of the Existing Deposit Annual Cap for the year ending December 31, 2025.

(ii)

The proposed increase in the Proposed Deposit Annual Cap for the year ending December 31, 2026 to RMB21,100 million, an uplift of approximately 75.8% over the Existing Deposit Annual Cap of RMB12,000 million for 2025, is principally attributable to incremental deposit demand following the May 2024 acquisition of the licensed small loan subsidiary (持牌小額貸款子公司, the “Subsidiary”), a development not envisaged when the Existing Deposit Annual Caps were set in April 2023. In June 2025, the Company has increased the capital reserve of the Subsidiary from RMB5,000 million to RMB10,000 million to support its business development. The business nature of the Subsidiary involves day-to-day treasury and settlement through subsidiaries and associates of Ping An Insurance, and its funding and collection cycles generate higher peak balances and pronounced intra month volatility. Accordingly, the Proposed Deposit Annual Cap for 2026 incorporates prudential headroom to accommodate short-term spikes and unforeseeable fluctuations consistent with treasury risk management.

We have reviewed the basis and calculation of the Proposed Deposit Annual Cap and noted the following.

(a)

The Group proposes an annual cap of approximately RMB9,600 million for the maximum daily balance of deposits attributable to the Subsidiary for the year ending December 31, 2026 to support the Subsidiary’s anticipated business scale and liquidity needs following its consolidation into the Group’s deposit arrangements with Ping An Insurance. The amount of the cap referred to above is derived from: (i) the increase in the Subsidiary’s registered capital reserve from approximately RMB5,000 million to RMB10,000 million, which expands its funding base and operating capacity; (ii) the Existing Deposit Annual Caps were set before the acquisition of the Subsidiary and therefore did not factor in the Subsidiary’s balances, resulting in an insufficient cap to place its deposits with Ping An Insurance during the historical period (approximately RMB2,800 million during the peak of the first half of 2025); and (iii) the potential opportunities for future debt financing to increase the operating scale of the Subsidiary’s business. As a lending-focused platform, the Subsidiary’s cash position is inherently volatile due to frequent loan drawdowns, early repayments, and customers’ refinancings. The proposed cap in relation to the Subsidiary is determined with reference to the Subsidiary’s treasury cash pool and expected funding sources, and provides the headroom for peak balances.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(b)

Excluding deposits to be placed by the Subsidiary, the estimated maximum daily balance is approximately RMB11,500 million for the year ending December 31, 2026. The amount of the cap referred to above is estimated based on (i) the balances of current and fixed-term accounts, determined with reference to the Group’s working capital requirements, liquidity buffer, and actual balances as at June 2025; and (ii) potential one-off events such as cross-border fund transfers using accounts at Ping An Insurance or other corporate activities which proceeds may be temporarily placed with Ping An Insurance. We have further reviewed the historical deposit levels of the current and fixed term accounts and discussed the nature and purpose of the potential one-off events with Management.

(iii)

The Proposed Deposit Interest Annual Cap implies deposit interest rates of approximately 1.38% per annum, which is within the range of the historical deposit interest rate of the Group under the Existing Financial Services Framework Agreement for the year ended December 31, 2024 and the six months ended June 30, 2025 of 0.45% to 3.4% per annum.

Based on the factors and analysis set out above, we consider that the Proposed Deposit Annual Cap and the Proposed Deposit Interest Annual Cap are fair and reasonable so far as the Independent Shareholders are concerned.

Proposed Wealth Management Balance Annual Cap and Proposed Wealth Management Interest Annual Cap

In assessing the fairness and reasonableness of the Proposed Wealth Management Balance Annual Cap and the Proposed Wealth Management Interest Annual Cap, we have discussed with Management and noted the following.

(i)

The historical transaction amounts for the two years ended December 31, 2024 in respect of the wealth management services represent 24.7% and 20.9% of the Existing Wealth Management Balance Annual Caps, respectively, and the historical transaction amounts for the six months ended June 30, 2025 in respect of the wealth management services represents 20.7% of the Existing Management Balance Annual Cap for the year ending December 31, 2025.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)

The outstanding balance of investment products and services purchased by the Group from certain subsidiaries of Ping An Insurance was approximately RMB3.9 billion as at October 31, 2025, consisting mainly of medium- and long-term wealth management products. This outstanding balance implies a utilisation rate of approximately 93% based on the Proposed Wealth Management Balance Annual Cap.

As discussed with the Management, the Group will closely monitor the aggregate balance of investment products and services purchased from certain subsidiaries of Ping An Insurance, and is also exploring wealth management investment channels with independent commercial banks. Investment decisions regarding purchasing wealth management products and services from relevant subsidiaries of Ping An Insurance or from independent commercial banks will be made based on risk-return analysis under the Group’s treasury and investment policies and prevailing market conditions.

(iii)

The Proposed Wealth Management Interest Annual Cap implies rates of return of approximately 5.76% per annum (i.e. Proposed Wealth Management Balance Annual Caps of RMB4,151.6 million multiplied by 5.76% equals the Proposed Wealth Management Interest Annual Cap of RMB239 million), which is within the range of the rates of return of the portfolio of wealth management products invested and held by the Group under the Existing Financial Services Framework Agreement as at the Latest Practicable Date of 1.5% to 15.0% per annum.

Based on the factors and analysis set out above, in particular that the current outstanding balance implies a high utilisation rate under the Proposed Wealth Management Balance Annual Cap, we consider that the Proposed Wealth Management Balance Annual Cap and the Proposed Wealth Management Interest Annual Cap are fair and reasonable so far as the Independent Shareholders are concerned.

Proposed Derivative Annual Cap

In assessing the fairness and reasonableness of the Proposed Derivative Annual Cap, we have had discussions with Management, reviewed the basis of determination, and considered various factors, as set out below.

(i)

The historical transaction amounts for the two years ended December 31, 2024 in respect of the derivative products services represent 62.8% and 6.7% of the Existing Derivative Annual Caps for the two years ended December 31, 2024, respectively.

(ii)

Following discussions with Management, the absence of utilisation of the Existing Derivative Annual Cap during the six months ended June 30, 2025 was due primarily to the Group’s tactical view of a prospective appreciation of USD against RMB over the first half of 2025. This is consistent with treasury policy, in connection with which the Group reviews foreign currency exposures on an ongoing basis and will establish hedges when risk-reward and market levels are considered appropriate.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iii)

We have obtained the exhaustive list of historical transaction records in respect of derivative services under the Existing Financial Services Framework Agreement, and noted that for the two years ended December 31, 2024, transactions in respect of the derivative products services consists of currency swaps, conducted for the purposes of hedging against foreign exchange risks, and no transactions under the derivative services has been conducted during the six months ended June 30, 2025. As advised by Management, the Group will also hedge against interest rate risks using interest rate swaps, if needed. The Proposed Derivative Annual Cap was determined with reference to (a) the highest observed amount of foreign exchange exposure from the Group’s foreign currency denominated financial assets of approximately RMB3,500 million during 1H2025; and (b) a contingency buffer of RMB500 million (approximately 14.3%) to provide flexibility for unforeseen hedging needs, including potential incremental foreign exchange risk arising from funding or intercompany position changes.

Based on the factors and analysis set out above, we consider that the Proposed Derivative Annual Cap to be fair and reasonable so far as the Independent Shareholders are concerned.

Proposed Interbank Deposit Annual Cap and the Proposed Interbank Deposit Interest Annual Cap

In assessing the fairness and reasonableness of the Proposed Interbank Deposit Annual Cap and the Proposed Deposit Interest Annual Cap, we have discussed with Management, reviewed the basis of determination and the relevant calculations, and considered various factors, as set out below.

(i)

As discussed with Management, the Proposed Interbank Deposit Annual Cap is derived from the historical average monthly total funds pool of approximately RMB14 billion, with a buffer of approximately RMB1 billion (or approximately 7%) to accommodate peak-month liquidity requirements and operational contingencies. This amount represents the combined cash resources used to support monthly lending activities and obtained through borrowings during the period. The Group manages these funds from time to time using interbank deposits.

While relevant historical maximum daily balance of interbank deposits placed by the Group for the two years ended December 31, 2024 and the six months ended June 30, 2025 ranged from approximately RMB4,982 to RMB5,916 million, the Group also considers funding management in dynamic market conditions, such as seasonal sales peaks, preparing funds for large-sum new loan originations, and concentrated debt repayments, which could make the daily maximum balance difficult to predict. As such, determining the cap by reference to the average monthly total deposit requirement provides a conservative for the maximum daily balances under the framework, ensuring sufficient headroom for market volatility.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)

As advised by Management the Proposed Interbank Deposit Interest Annual Caps for the year ending December 31, 2026 were determined based on (a) the estimated average daily balance of interbank deposits which are approximately RMB6,000 million to RMB8,000 million, derived from the Group’s maximum daily balance observed for the year ended December 31, 2024 of approximately RMB5,916 million and applying an upper-range prudence buffer of approximately 30% to accommodate intra month volatility, and (b) the estimated interbank deposit rates of approximately 1.4% to 2.0%, which is based on the historical interbank deposit rates for the two years ended December 31, 2024.

Based on the factors and analysis set out above, we consider that the Proposed Interbank Deposit Annual Cap and the Proposed Interbank Deposit Interest Annual Cap are fair and reasonable so far as the Independent Shareholders are concerned.

Proposed Interbank Placement Annual Cap and the Proposed Interbank Placement Interest Annual Cap

In assessing the fairness and reasonableness of the Proposed Interbank Placement Annual Cap and the Proposed Placement Interest Annual Cap, we have had discussions with Management, reviewed the basis of determination and the relevant calculations, and considered various factors, as set out below.

(i)

Advised by the Management, the Group would like to maintain flexibility to access alternative sources of financing. Accordingly, the Proposed Interbank Placement Annual Cap has been determined with reference to the credit facilities granted by the relevant subsidiaries of Ping An Insurance to the Group’s subsidiaries, under which the outstanding borrowings amounted to RMB1,570 million as at the Latest Practicable Date. We have reviewed the relevant facility documents or the related correspondence (if applicable) with Ping An Insurance.

(ii)

These placements represent a cost-efficient funding source, with indicative pricing expected to be below comparable independent bank loans of similar tenor and security, thereby lowering funding costs and enhancing financial flexibility on normal commercial terms. Taking into account the policy that terms offered by Ping An Insurance must be no less favourable than those available from independent institutions, we consider the proposed caps are considered fair and reasonable.

(iii)

As advised by Management, given there was no historical interbank placement from any subsidiaries of Ping An Insurance, the Proposed Interbank Placement Interest Annual Caps for the year ending December 31, 2026 are derived from: (a) the estimated maximum daily balance for each year, assuming full utilisation of the respective facilities; and (b) an indicative interest rate range of 2%-3%, benchmarked to the historical effective rates applicable to the subsidiaries to which such facilities would be made available. Furthermore, as advised by Management, despite the Group has not utilised interbank placement services since the Listing Date, interbank placement services represent an additional emergency source of liquidity for the Group, when necessary. Therefore, Management view that the inclusion of interbank placement services into the renewal of continuing connected transactions is necessary and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the factors and analysis set out above, we consider that the Proposed Interbank Placement Annual Cap and the Proposed Interbank Placement Interest Annual Cap are fair and reasonable so far as the Independent Shareholders are concerned.

2026 Ping An Consumer Finance Collaboration Agreement

Reasons for and benefits of entering into the 2026 Ping An Consumer Finance Collaboration Agreement

With the reference to the Letter from the Board, being a member of the Group, Ping An Consumer Finance possesses a more comprehensive understanding of the Group’s demand for shareholder deposit services and has a faster communication channel with the Group compared with other Independent Third Party service providers. Likewise, the Group has a more thorough understanding of Ping An Consumer Finance’s business and operational requirements, and its standards on certain services including (a) labour outsourcing services, (b) credit information consulting services, (c) technology services, (d) other ancillary services (together with labour outsourcing services, credit information consulting services and technology services, collectively the “General Services”), and (e) guarantee services required in its daily operation. Furthermore, the business of Ping An Consumer Finance, being a subsidiary of the Company, is fully integrated with the business of the Group. As such, the Group believes that entering into the Ping An Consumer Finance Collaboration Agreement with Ping An Consumer Finance would be most cost-effective to the Group and will also facilitate mutually beneficial cooperation between both parties.

Management has also confirmed to us that the entering into of the 2026 Ping An Consumer Finance Collaboration Agreement is in the ordinary and usual course of business of the Group and supports the Group’s daily operation.

Principal terms of the 2026 Ping An Consumer Finance Collaboration Agreement

Summarised below are the major terms of the 2026 Ping An Consumer Finance Collaboration Agreement, details of which are set out under the section headed “II. RENEWAL OF THE CONTINUING CONNECTED TRANSACTIONS – 3. 2026 Ping An Consumer Finance Collaboration Agreement” of the Letter from the Board.

Date

November 26, 2025.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Parties

The Company and the Parties to the 2026 Ping An Consumer Finance Collaboration Agreement.

Terms

The Ping An Consumer Finance collaboration agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board.

Subject matter

The Company entered into the Ping An Consumer Finance collaboration agreement with Ping An Consumer Finance on November 26, 2025, pursuant to which Ping An Consumer Finance will provide shareholder deposit services to its shareholder, being the Group, and the Group will provide certain services to Ping An Consumer Finance (and/or its subsidiaries (if any)), including the General Services and guarantee services. For the shareholder deposit services, the Group will deposit cash into the Group’s accounts at Ping An Consumer Finance which is a licensed financial institution, including cash generated from the Group’s daily business operations and cash generated from the Group’s financing activities. In return, Ping An Consumer Finance will pay deposit interest to the Group. For the General Services, Ping An Consumer Finance will pay service fees to the Group in respect of the provision of such services. For the guarantee service, the financing guarantee subsidiary of the Company will guarantee the repayment of the loans extended by Ping An Consumer Finance to its clients and, in return, Ping An Consumer Finance will pay guarantee service fees to the financing guarantee subsidiary of the Group.

The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the 2026 Ping An Consumer Finance Collaboration Agreement.

Pricing policies

As set out in the Letter from the Board contained in the Circular, the pricing policies for determining the transaction prices under the 2026 Ping An Consumer Finance Collaboration Agreement has been summarised in the subsection headed “Pricing policies” under the section titled “2026 Ping An Consumer Finance Collaboration Agreement”. For the purpose of our assessment and due diligence, we have obtained and reviewed 12 samples of historical transactions under the Existing Ping An Consumer Finance Collaboration Agreement for the year ended December 31, 2023 and 2024 and during the year ending December 31, 2025, selected on a random basis, and we noted the following.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(i)

In addition to the pricing policy disclosed in the Letter from the Board, and for the purpose of identifying deposit types comparable to the shareholder deposit, we understand from Management that the Administrative Measures for Consumer Finance Companies (消費金融公司管理辦法) in the PRC allows consumer finance companies such as Ping An Consumer Finance to raise funds through shareholder deposits from the Group. The deposits placed with Ping An Consumer Finance are intended to enable it to carry out its consumer finance business. Accordingly, when assessing whether the deposit rates are fair and reasonable, the Group will review the alternative funding rates available to Ping An Consumer Finance in the market, such as rates of similar term interbank certificates of deposit or debt securities on Wind Information or the China Foreign Exchange Trade System.

We have reviewed the deposit agreements of the sampled transactions and the respective approval records as described above. Considering that the deposits are provided to enable Ping An Consumer Finance to carry out its ordinary business operations, we concur with Management that the method adopted is fair and reasonable.

(ii)

In relation to the General Services and guarantee services, we have reviewed the key terms including the price shown in the samples used and noted that the pricing is in line with the assessment from the independent professional consultancy firm or comparable to the applicable prevailing market rates.

As the sampling set out above covers the period for the two years ended December 31, 2024 and the year ending December 31, 2025 and all applicable pricing policies for the transactions contemplated under Existing Ping An Consumer Finance Collaboration Agreement, we consider it is representative and sufficient for our analysis.

Based on the above information and representations provided and the documents reviewed, nothing has come to our attention that causes us to believe that the procedures and internal control measures in relation to the pricing policies, as described, are inconsistent with current practices for the purposes of our assessment of the transactions. Accordingly, having considered the foregoing and transaction terms, we concur with the Management that the transactions contemplated under the 2026 Ping An Consumer Finance Collaboration Agreement are on normal commercial terms and are fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Annual caps of the 2026 Ping An Consumer Finance Collaboration Agreement

Review of historical transactions

Set out below is a summary of (i) the historical transaction amounts under the Existing Ping An Consumer Finance Collaboration Agreement for the period from the Listing Date to December 31, 2023, the year ended December 31, 2024 and the six months ended June 30, 2025, respectively; (ii) the relevant existing annual caps and the respective utilisation rates; and (iii) the proposed annual caps under the 2026 Ping An Consumer Finance Collaboration Agreement (the “Proposed Ping An Consumer Finance Annual Caps”), which have been approved by the Board.

	For the year ended December 31,		For the period ended June 30,
RMB million	2023	2024	2025
			(Note)
Shareholder Deposit Services
Historical transaction amounts
Maximum daily balance of principal amount of deposits to be placed by the Group with Ping An Consumer Finance	9,500.0	9,500.0	5,000.0
Interest income to be received by the Group from Ping An Consumer Finance	205.8	216.8	60.8
Existing annual caps
Maximum daily balance of principal amount of deposits to be placed by the Group with Ping An Consumer Finance (the “Existing Shareholder Deposit Annual Cap(s)”)	9,500.0	9,500.0	9,500.0
Interest income to be received by the Group from Ping An Consumer Finance (the “Existing Shareholder Deposit Interest Annual Cap(s)”)	332.5	332.5	332.5
Utilisation rate
Maximum daily balance of principal amount of deposits to be placed by the Group with Ping An Consumer Finance	100.0%	100.0%	Undetermined
Interest income to be received by the Group from Ping An Consumer Finance	61.9%	65.2%	Undetermined

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

For the year ending December 31,
2026
Proposed annual caps (Note 2)
Maximum daily balance of principal amount of deposits to be placed by the Group with Ping An Consumer Finance (the “Proposed Shareholder Deposit Annual Cap”)	10,000.0
Interest income to be received by the Group from Ping An Consumer Finance (the “Proposed Shareholder Deposit Interest Annual Cap”)	250.0

	For the year ended December 31,		For the period ended June 30,
RMB million	2023	2024	2025
			(Note)
General Services
Historical transaction amounts
Fees to be paid by Ping An Consumer Finance to the Group	403.7	722.6	707.3
Existing annual caps
Fees to be paid by Ping An Consumer Finance to the Group (the “Existing General Services Fees Annual Cap(s)”)	774.4	956.0	1,835.0
Utilisation rate
Fees to be paid by Ping An Consumer Finance to the Group	52.1%	75.6%	Undetermined

For the year ending December 31,
2026
Proposed annual cap (Note 2)
Fees to be paid by Ping An Consumer Finance to the Group (the “Proposed General Services Fees Annual Cap”)	4,111.9

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

	For the year ended December 31,		For the period ended June 30,
RMB million	2023	2024	2025
			(Note)
Guarantee services
Historical transaction amounts
Maximum monthly average balance of principal amount to be guaranteed by the Group for the clients of Ping An Consumer Finance	6,674.3	8,400.0	13,657.0
Guarantee services fees to be received by the Group from Ping An Consumer Finance	233.3	512.9	452.0
Existing annual caps
Maximum monthly average balance of principal amount to be guaranteed by the Group for the clients of Ping An Consumer Finance (the “Existing Balance Guaranteed Annual Cap(s)”)	8,245.0	11,160.0	18,164.0
Guarantee services fees to be received by the Group from Ping An Consumer Finance (the “Existing Guarantee Services Fees Annual Cap(s)”)	424.5	559.4	1,147.0
Utilisation rate
Maximum monthly average balance of principal amount to be guaranteed by the Group for the clients of Ping An Consumer Finance	80.9%	75.3%	Undetermined
Guarantee services fees to be received by the Group from Ping An Consumer Finance	55.0%	91.7%	Undetermined

For the year ending December 31,
2026
Proposed annual caps (Note 2)
Maximum monthly average balance of principal amount to be guaranteed by the Group for the clients of Ping An Consumer Finance (the “Proposed Balance Guaranteed Annual Cap”)	28,097.2

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

For the year ending December 31,
2026
Guarantee services fees to be received by the Group from Ping An Consumer Finance (the “Proposed Guarantee Services Fees Annual Cap”)	2,369.1

Notes:

1.	The utilisation rate is undetermined as the historical transaction amount is only for the six months ended June 30, 2025, whereas the existing annual cap is for the year ending December 31, 2025.
2.	The annual caps for the years ending December 31, 2027 and 2028 are subject to the approval of the Board.

Review of the Proposed Ping An Consumer Finance Annual Caps

The basis of determination of the Proposed Ping An Consumer Finance Annual Caps for the year ending December 31, 2026 are set out in the section headed “II. RENEWAL OF THE CONTINUING CONNECTED TRANSACTIONS – 3. 2026 Ping An Consumer Finance Collaboration Framework Agreement” of the Letter from the Board.

Proposed Shareholder Deposit Annual Cap and Proposed Shareholder Deposit Interest Annual Cap

In assessing the fairness and reasonableness of the Proposed Shareholder Deposit Annual Cap and Proposed Shareholder Deposit Interest Annual Cap, we have had discussions with Management, reviewed the basis of determination and the relevant calculations, and considered various factors, as set out below.

(i)

The historical transaction amounts for the two years ended December 31, 2024 in respect of the shareholder deposit services represent 100.0% of the Existing Shareholder Deposit Annual Caps for the two years ended December 31, 2024, respectively and the historical transaction amounts for the six months ended June 30, 2025 in respect of the deposit services represent 52.6% of the Existing Shareholder Deposit Annual Cap for the year ending December 31, 2025.

(ii)	The Proposed Shareholder Deposit Annual Cap represents an increase of 5.3% only, from the Existing Shareholder Deposit Annual Caps.

(iii)

Based on (a) the high historical utilisation rates of the shareholder deposit services for the two years ended December 31, 2024; and (b) the Proposed Shareholder Deposit Annual Cap represents only a slight increase from the Existing Shareholder Deposit Annual Caps, we consider this supports the renewal of the relevant continuing connected transactions in respect of the shareholder deposit services under the 2026 Ping An Consumer Finance Collaboration Agreement and the Proposed Shareholder Deposit Annual Cap, which would allow the Company to place deposits with Ping An Consumer Finance and enable it to carry out its consumer finance business, if competitive rates are offered.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iv)

The Proposed Shareholder Deposit Interest Annual Caps for the year ending December 31, 2026 implied deposit rates of approximately 2.50% per annum (i.e. the Proposed Shareholder Deposit Interest Annual Cap for the year ending December 31, 2026 of RMB250 million divided by the Proposed Shareholder Deposit Annual Caps of RMB10,000 million for the year ending December 31, 2026), which is within the range of the historical interest rates of deposit placed by the Group under the Existing Ping An Consumer Finance Collaboration Agreement for the year ended December 31, 2024 and the six months ended June 30, 2025 of 2.2% to 3.1% per annum.

Based on the factors and analysis set out above, we consider that the Proposed Shareholder Deposit Annual Cap and the Proposed Shareholder Deposit Interest Annual Cap are fair and reasonable so far as the Independent Shareholders are concerned.

Proposed General Services Fees Annual Cap, Proposed Balance Guaranteed Annual Cap and Proposed Guarantee Services Fees Annual Cap

In assessing the fairness and reasonableness of the Proposed General Services Fees Annual Cap, the Proposed Balance Guaranteed Annual Cap and the Proposed Guarantee Services Fees Annual Cap, we have had discussions with Management, reviewed the basis of determination and the relevant calculations, and considered various factors, as set out below.

(i)

The respective historical transaction amounts represent high utilisation rates of the Existing General Services Fees Annual Caps, the Existing Balance Guaranteed Annual Caps and the Existing Guarantee Services Fees Annual Caps represented by the historical transaction amounts for the two years ended December 31, 2024, and the six months ended June 30, 2025 as set out above.

(ii)

The Proposed General Services Fees Annual Cap, the Proposed Balance Guaranteed Annual Cap and the Proposed Guarantee Services Fees Annual Cap for the year ending December 31, 2026 represent increases from their respective existing annual caps for the year ending December 31, 2025 of approximately 124.1%, 54.7% and 106.5%. We have obtained and reviewed the basis of calculation of the Proposed General Services Fees Annual Caps, the Proposed Balance Guarantee Annual Caps and the Proposed Guarantee Services Fees Annual Caps. As advised by Management, the respective estimated transaction amounts for the year ending December 31, 2026 have been determined taking into account:

(a)

Favourable government policies set out in the announcement by the PRC government on March 16, 2025 on stimulating consumption in the PRC, encouraging financial institutions to increase the issuance of personal consumption loans with controllable risks, while financial institutions are required by the National Financial Regulatory Administration (as set out in a press release dated March 14, 2025) to develop consumer finance to help boost consumption and better address consumers’ financial needs in support the government’s special initiatives to boost consumption in the PRC. Under the favourable economic and political environment referred to above, the Group launched new product plans strategically tailored to acquire new targeted customer demographics that are underserved and previously not reached by Ping An Consumer Finance in July, 2025.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We note that the Proposed Balance Guaranteed Annual Cap for FY2026 represents an increase of approximately 54.7% over the revised cap for FY2025, which is broadly consistent with the increase of approximately 62.8% from cap of FY2024 to the revised cap for FY2025. Based on our discussion with the Management, the increase mainly reflects (i) Management’s expectations of continued growth in demand for new consumer finance loans, which is mainly attributable by the Group’s continued initiatives to broaden its customer base and government policies to promote consumption and consumer finance in the PRC as mention above, (ii) the headroom to accommodate the outstanding guaranteed balance of ongoing arrangements accumulated for the year ending 2025, and (iii) a buffer of approximately 20% to provide flexibility for potential business expansion and market fluctuations.

(b)

The Management expects the Proposed Balance-Guaranteed Annual Cap to drive corresponding growth in general services fees and guarantee services fees receivable by the Group, resulting in the increase of the Proposed General Services Fees Annual Caps and the Proposed Guarantee Services Fees Annual Caps.

We noted that the growth rates of the Proposed General Services Fees Annual Caps and the Proposed Guarantee Services Fees Annual Caps, being 124.1% and 107.5% respectively, are estimated to outpace that of the Proposed Balance Guaranteed Annual Caps, being 54.7%. Based on our discussion with the Management, this is mainly attributable to the following.

○

The launch of new product plans under favourable conditions commenced in July 2025, so the revised FY2025 caps reflect only a partial-year effect; accordingly, the FY2026 proposed fee caps incorporate a full-year effect and the uplift associated with growth in guaranteed balances.

○

The relatively higher proportional increase in the Proposed General Services Fees Annual Cap reflects Management’s intention to provide greater flexibility. The Company reviews the ratio of guaranteed balances to outstanding product balances from compliance and commercial perspectives, and may promote products with various guarantee ratios (e.g. 10%, 30%, or 100%) as appropriate. Unlike the determination of guarantee services fees, which considers the guarantee ratios, general services fees are charged based on the total outstanding product balance regardless of the guarantee ratio. As a result, the annual cap for general service fees is set at a higher level to allow the Company more operational flexibility in response to future business needs.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the factors and analysis set out above, we consider that the Proposed General Services Fees Annual Cap, the Proposed Balanced Guarantee Annual Cap and the Proposed Guarantee Services Fees Annual Cap are fair and reasonable so far as the Independent Shareholders are concerned.

2026 Account Management Framework Agreement

Reasons for and benefits of entering into the 2026 Account Management Framework Agreement

As detailed in the Letter from the Board, the provision of services to certain subsidiaries and associates of Ping An Insurance (including Ping An Property & Casualty) will benefit the Group as the Company and Ping An Property & Casualty have a long-term, stable and mutually beneficial business relationship. The Group has extensive understanding of Ping An Insurance, enabling the Group and Ping An Insurance to provide comprehensive service solutions for inclusive financing to consumers effectively. Under such cooperation arrangement, the Group provides services such as account management as part of co-insurance services. The Company is of the view that such a cooperation arrangement can reduce communication costs, provide customers with comprehensive services, better protect the consumers’ rights and improve customer satisfaction. The arrangement will also enhance the efficiency of the Group and is mutually beneficial to both parties.

Management has also confirmed to us that the entering into of the 2026 Account Management Framework Agreement is in the ordinary and usual course of business of the Group and supports the Group’s daily operation.

Principal terms of the 2026 Account Management Framework Agreement

Summarised below are the major terms of the 2026 Account Management Framework Agreement, details of which are set out under the section headed “II. RENEWAL OF THE CONTINUING CONNECTED TRANSACTIONS – 4. 2026 Account Management Framework Agreement” of the Letter from the Board.

Date

November 26, 2025.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Parties

The Company and the Parties to the 2026 Account Management Framework Agreement.

Terms

Commencing on January 1, 2026 and ending on December 31, 2026.

Subject matter

The Company entered into the 2026 Account Management Framework Agreement with Ping An Property & Casualty on November 26, 2025, pursuant to which Ping An Property & Casualty and its associates will entrust the Group to manage the accounts of customers in its credit guarantee insurance business. The Group shall manage the accounts of Ping An Property & Casualty’s clients, assist Ping An Property & Casualty in debt recovery through overdue asset recovery, assist Ping An Property & Casualty with custody cancellation and other related custody procedures, and provide other ancillary services related to account management. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the 2026 Account Management Framework Agreement.

Pricing policies

As set out in the Letter from the Board contained in the Circular, the pricing policies for determining the transaction prices under the 2026 Account Management Framework Agreement has been summarised in the subsection headed “Pricing policies” under the section titled “2026 Account Management Framework Agreement”. For the purpose of our assessment and due diligence, we have reviewed the relevant pricing policies and held discussions with the Management to understand its implementation and noted the following.

In respect of the 2026 Account Management Framework Agreement, the Group will adhere to the procedures, set out below, when determining whether to accept the terms offered by the Parties to the 2026 Account Management Framework Agreement. The relevant department will first initiate the process, and the agreement will be finalised after the review by the Group’s legal and compliance department, assisted by the review of the finance department. Once the review is completed, the signing process of the agreement will be initiated, with the approval by the department head of the initiating department, followed by the finance department then the legal and compliance department, and finally by the the legal representative of the entity initiating the transaction.

We have obtained and reviewed three samples of historical transactions in relation to the 2026 Account Management Framework Agreement, which are the total number of such transactions to have taken place in the two years ended December 31, 2024, and the six months ended June 30, 2025. As advised by Management, the Group only provides account management services to connected persons but not Independent Third Parties. Based on the documents obtained for the sampled transactions and our discussion with Management, we noted that the monthly fixed fees were determined using the net profit pricing method, with reference to the cost incurred by the Group through providing such services and the prevailing profit margin in the current market assessed by an independent professional consultancy firm engaged by the Group to ensure the fixed fees charged are no lower than the prevailing profit margin in the current market; whereas the variable account management services fees were determined based on the historical fee scale negotiated between the Group and Ping An Property & Casualty and its branch offices and the Group’s past experiences.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As the sampling set out above covers all the transactions taken place during the two years ended December 31, 2024, and the six months ended June 30, 2025 and all applicable pricing policies for the transactions contemplated under the 2026 Account Management Framework Agreement, we consider it is representative and sufficient for our analysis.

Based on the above information and representations provided and the documents reviewed, nothing has come to our attention that causes us to believe that the procedures and internal control measures in relation to the pricing policies, as described, are inconsistent with current practices for the purposes of our assessment of the transactions. Accordingly, having considered the foregoing and transaction terms, we concur with the Management that the transactions contemplated under the 2026 Account Management Framework Agreement are on normal commercial terms and are fair and reasonable.

Annual caps of the 2026 Account Management Framework Agreement

Review of historical transactions

Set out below is a summary of (i) the historical transaction amounts in relation to the 2026 Account Management Framework Agreement for the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025; (ii) the relevant existing annual caps; and (iii) the proposed annual caps under the 2026 Account Management Framework Agreement (the “Proposed Account Management Annual Cap”).

	For the year ended December 31,		For the period ended June 30,
RMB million	2023	2024	2025
Historical transaction amounts	1,063.4	1,263.6	570.7
Existing annual caps (Note)	N/A	N/A	N/A

For the year ending December 31,
2026
Proposed Account Management Annual Cap	861.2

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Note:

The provision of account management services by the Group to Ping An Property & Casualty and its associates forms part of the products and services currently governed by the provision of services and products framework agreement dated April 10, 2023 entered into by the Company and certain subsidiaries of Ping An Insurance (the “Existing Provision of Services and Products Framework Agreement”) and its corresponding annual caps. Following the expiry of the Existing Provision of Services and Products Framework Agreement, these services will be provided separately under 2026 Account Management Framework Agreement and hence the existing annual caps under the Existing Provision of Services and Products Framework Agreement are not good representations of the appropriate annual caps for account management services.

As illustrated above, the historical transaction amounts for the two years ended December 31, 2024 and the six months ended June 30, 2025 were approximately RMB1,063.4 million, RMB1,263.6 million and RMB570.7 million, respectively.

Review of the Proposed Account Management Annual Caps

The basis of determination of the Proposed Account Management Annual Cap for the year ending December 31, 2026 is set out in the section headed “II. RENEWAL OF THE CONTINUING CONNECTED TRANSACTIONS – 4. 2026 Account Management Framework Agreement” of the Letter from the Board.

Proposed Account Management Annual Cap

In assessing the fairness and reasonableness of the Proposed Account Management Annual Cap, we have had discussions with Management, reviewed the basis of determination and the relevant calculations, and considered various factors, and have performed procedures as detailed below.

(i)

We understand from Management that Ping An Property & Casualty and its branch offices will entrust the Group to manage the accounts of customers in its credit guarantee insurance business, under which the Group will manage Ping An Property & Casualty’s clients’ accounts, assist in debt recovery, assist with custody cancellation and related custody procedures, and provide other ancillary account management services. Since the Group has moved from a model of sharing guarantees and providing account management services to the post-loan accounts to providing 100% guarantee itself which provides higher margin, it has discontinued its collaboration with Ping An Property & Casualty since October 2023. Consequently, no new loans will be added under this post-loan arrangement with Ping An Property & Casualty. The Group will only manage existing accounts that are under signed agreements, and debt recovery services will be provided only if and when those existing loans become overdue. As a result, historical transaction amounts relevant to the 2026 Account Management Framework Agreement for the years ended/ending December 31, 2024 and 2025, on an annualised basis, of approximately RMB1,263.6 million and RMB1,141.4 million, respectively, have exhibited a decreasing trend, and it is estimated that the Proposed Account Management Annual Cap for the year ending December 31, 2026 will further decrease to RMB861.2 million.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)

We have obtained and reviewed a schedule, prepared by Management, detailing the calculation of the estimated variable account management services fees based on the amount to be recovered by the Group from the debt recovery services under the 2026 Account Management Framework Agreement for the year ending December 31, 2026. We understand that the Group used the latest available outstanding account balance and overdue days in 2025 as a base, and take into consideration the latest available 2025 highest historical monthly recovery rate, actual peak commission rate and highest historical percentage of variable service fees contributed by connected transactions of each product, together with a buffer (which is the historical percentage difference between the actual and budgeted amount recovered) to estimate the cap. Based on our discussion with Management, as the monthly fixed fee amount only accounted for an insignificant portion of the total service fees for account management historically received by the Group from Ping An Property & Casualty and its branch offices in relation to the Existing Services and Products Purchasing Framework Agreement, and a buffer has already been applied to the Proposed Account Management Annual Cap (which was estimated solely based on the variable account management services fees), Management has not separately considered the fixed fee amount when deriving the Proposed Account Management Annual Cap.

(iii)

The provision of account management services under the 2026 Account Management Framework Agreement shall be subject to the relevant pricing policies as set out in the subsection headed “Pricing policies” under the section titled “2026 Account Management Framework Agreement” and internal control procedures as set out under section headed “INTERNAL CONTROL MEASURES” in the Letter from the Board.

Based on the above factors and analysis, we considered the basis for determining the Proposed Account Management Annual Cap to be fair and reasonable so far as the Independent Shareholders are concerned.

INTERNAL CONTROL MEASURES

As stated in the Letter from the Board, in order to ensure that the terms under relevant agreements for the terms under the 2026 Services and Products Purchasing Framework Agreement, the 2026 Financial Services Framework Agreement, the 2026 Ping An Consumer Finance Collaboration Agreement and the 2026 Account Management Framework Agreement are fair and reasonable, and no less favorable to the Group than terms available to or from Independent Third Parties, and that the connected transactions are carried out under normal commercial terms, the Company has adopted the internal control measures as disclosed in the “INTERNAL CONTROL MEASURES” section of the Letter from The Board.

Pursuant to Rules 14A.55 and 14A.56 of the Listing Rules, the independent non-executive Directors and auditor of the Company will conduct an annual review and provide confirmations regarding the continuing connected transactions of the Company each year. We have discussed with the Company and understand that the Company will continue to comply with the annual review requirements of the Listing Rules on an ongoing basis.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As disclosed in the announcement dated July 17, 2025, the Company appointed an independent internal control consultant to review the Group’s internal control policies and procedures. As at the Latest Practicable Date, we were advised that the review of the internal control consultant had not been completed. We were further advised by the Management that, based on the latest consultant’s recommendations at this stage, the Group had established and implemented the internal control measures described in the Letter from the Board before September 30, 2025.

Our role as the Independent Financial Adviser is strictly limited to advising the Independent Board Committee and the independent shareholders with respect to the fairness and reasonableness of the Transactions. We have not been engaged to review, assess, or verify the Company’s internal control systems or related measures. Solely for the purpose of assessing the fairness and reasonableness of the 2026 Agreements, we have performed the following procedures.

a)	For current account deposit transactions under the 2026 Ping An Consumer Finance Collaboration Agreement, the Company has instituted daily review procedures to monitor cap utilisation.

In this regard, we have reviewed 5 samples of daily cap monitoring records for current account deposit transactions during the period from September 30, 2025 to the Latest Practicable Date.

b)

For other transactions, the Company reviews the cap utilisation upon the execution of each individual transaction if the amount meets the threshold of RMB10 million. For transactions involving smaller amounts, the Company reviews the cap utilisation on a quarterly basis, as discussed in section (c) below.

In this regard, we were advised by the Management that, as most large single transactions under the Existing Agreements have already been signed, no new transactions of such nature under item (b) have been entered into from 30 September 2025 up to the Latest Practicable Date.

c)

On a quarterly basis, the Company reviews year-to-date cap utilisation. Where a high utilisation rate is identified (e.g. for accumulated type caps, exceeding the time-apportioned threshold for the financial year, or, for maximum balance caps, reaching 95% of the cap), the Company will require the responsible department to develop and provide further utilisation plans as appropriate.

In this regard, we have reviewed the most recent available quarterly report regarding cap utilisation as at the Latest Practicable Date.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

OPINIONS AND RECOMMENDATION

Having considered the following factors, including, among others, (a) the unaudited financial information relating to the Existing Agreements and the 2026 Agreements for the term commencing from January 1, 2026 and ending on December 31, 2026 made available to us as at the Latest Practicable Date, which we have used to formulate our view, and on the assumption that the results of the ongoing reaudit of the Company’s financial statements will not materially differ from such information, (b) the improvements implemented by the Group as at the Latest Practicable Date pursuant to the recommendations of the independent internal controls consultant, as disclosed in the sections “INTERNAL CONTROL MEASURES” in the Letter from the Board and “8. Material Adverse Change” in the appendix headed “General Information” to this Circular, (c) having regard to the Company’s disclosures on the ongoing re-audit and advisory work, the assumption that no matter in relation to internal controls will arise that would adversely affect the assessment of the fairness and reasonableness of the continued connected transactions contemplated under the 2026 Agreements, and (d) the other principal factors and reasons set out in this letter, we are of the view that the terms of the 2026 Agreements, including the respective proposed annual caps, are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned, and are conducted in the ordinary and usual course of business of the Group and in the interests of the Company and its Shareholders as a whole.

Accordingly, we recommend the Independent Board Committee to recommend, and we also recommend the Independent Shareholders to vote in favour of the resolutions in this regard.

Yours faithfully,

For and on behalf of

Anglo Chinese Corporate Finance, Limited

Stephen Clark	Alex Wang
Managing Director	Assistant Director

1.

Mr. Stephen Clark is a licensed person registered with the Securities and Futures Commission and as a responsible officer of Anglo Chinese Corporate Finance, Limited to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO. He has over 40 years of experience in corporate finance.

2.

Mr. Alex Wang is a licensed person registered with the Securities and Futures Commission to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has over 6 years of experience in corporate finance.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make this circular or any statement herein misleading.

2.	DISCLOSURE OF INTERESTS AND SHORT POSITIONS OF DIRECTORS AND CHIEF EXECUTIVE

(a)	Interests and short positions in the Shares, underlying Shares and debentures of the Company and our associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them had taken or was deemed to have taken under the provisions of the SFO); or (ii) to be recorded in the register required to be kept by the Company pursuant to section 352 of the SFO; or (iii) to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Interests in Shares or underlying Shares of the Company

Name of Director	Capacity/ Nature of interest	Number of Shares or underlying Shares		Approximate percentage of shareholding interest(1)
Mr. Yong Suk CHO	Beneficial interest	513,575	(2)	0.03%

Notes:

(1)	The calculation is based on the total number of 1,733,377,784 issued and outstanding shares of the Company as at the Latest Practicable Date.
(2)

This represents the aggregate of (i) 13,575 Shares to be issued upon vesting of the performance share units held by Mr. Yong Suk CHO under the 2019 Performance Share Unit Plan, and (ii) 500,000 Shares to be issued upon exercise of the options held by Mr. Yong Suk CHO under the 2014 Share Incentive Plan, as of Latest Practicable Date.

APPENDIX	GENERAL INFORMATION

The following table lists out the interests of Directors or chief executives in Ping An Insurance, an associated corporation of the Company, as of the Latest Practicable Date:

Name of Director	Associated corporation	Nature of interest	Number of shares/ underlying shares		Interest in the relevant class of shares of associated corporation
Ms. Xin FU	Ping An Insurance	Beneficial owner/Other(1)	277,099 A shares	(1)	0.00%
Ms. Xin FU	Ping An Insurance	Other(2)	434,131 H shares	(2)	0.01%
Mr. Shibang GUO	Ping An Insurance	Other(3)	14,108 A shares	(3)	0.00%
Mr. Shibang GUO	Ping An Insurance	Other(4)	225,373 H shares	(4)	0.00%
Mr. Yonglin XIE	Ping An Insurance	Beneficial owner/Other(5)	3,004,804 A shares	(5)	0.03%
Mr. Yonglin XIE	Ping An Insurance	Other(6)	703,288 H shares	(6)	0.01%
Mr. Dicky Peter YIP	Ping An Insurance	Beneficial owner	3,000 H shares		0.00%

Notes:

(1)

This represents the 137,206 A shares beneficially owned by Ms. Xin FU and the 139,893 A shares granted to Ms. Xin FU under the Long-term Service Plan of Ping An Insurance as at the Latest Practicable Date. The 139,893 shares are held by a trust and will be vested upon her retirement subject to certain conditions.

(2)

This represents the 434,131 H shares granted to Ms. Xin FU under the Long-term Service Plan of Ping An Insurance as of the Latest Practicable Date. The shares are held by a trust and will be vested upon her retirement subject to certain conditions.

(3)

This represents the 14,108 A shares granted to Mr. Shibang GUO under the Long-term Service Plan of Ping An Insurance as of the Latest Practicable Date. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(4)

This represents the 225,373 H shares granted to Mr. Shibang GUO under the Long-term Service Plan of Ping An Insurance as of the Latest Practicable Date. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(5)

This represents the 1,781,526 A shares beneficially owned by Mr. Yonglin XIE and the 1,223,278 A shares granted to Mr. Yonglin XIE under the Long-term Service Plan of Ping An Insurance as of the Latest Practicable Date. The 1,223,278 shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(6)

This represents the 703,288 H shares were granted to Mr. Yonglin XIE under the Long-term Service Plan of Ping An Insurance as of Latest Practicable Date. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

APPENDIX	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had interests or short positions in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which each of them had taken or deemed to have taken under the provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to section 352 of the SFO; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(b)	Other interests

As at the Latest Practicable Date, so far is known to the Directors, except for Mr. Yonglin XIE (a non-executive Director of the Company, and an executive director, the president and co-CEO of Ping An Insurance), Ms. Xin FU (a non-executive Director of the Company and the senior vice president and chief financial officer (financial director) of Ping An Insurance), and Mr. Shibang GUO (a non-executive Director of the Company, and the assistant president and the chief risk officer of Ping An Insurance), no other Director is a director or employee of a company which has an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the issuer under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX	GENERAL INFORMATION

3.	DISCLOSURE OF INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Directors or chief executive of the Company, no other person had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to section 324 of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

Name of shareholder	Capacity/Nature of interest	Number of Shares or Underlying Shares		Approximate percentage of shareholding interest(1)
An Ke Technology(2)	Beneficial owner	764,894,583	(L)	44.13%
Ping An Overseas Holdings(2)	Beneficial owner	393,795,905	(L)	22.72%
Ping An Financial Technology(2)	Interest in controlled corporations	764,894,583	(L)	44.13%
Ping An Insurance(2)	Interest in controlled corporations	1,158,690,488	(L)	66.85%
Tun Kung Company Limited(3)	Beneficial owner	122,209,065 40,000,000	(L) (S)	7.05 2.31	% %
Tongjun Investment Company(3)	Interest in controlled corporations	122,209,065 40,000,000	(L) (S)	7.05 2.31	% %
Mr. Wenwei DOU(3)	Interest in controlled corporations	122,209,065 40,000,000	(L) (S)	7.05 2.31	% %
Ms. Wenjun Wang(3)	Interest in controlled corporations	122,209,065 40,000,000	(L) (S)	7.05 2.31	% %

Notes:

(1)	The calculation is based on the total number of 1,733,377,784 issued and outstanding shares of the Company as at the Latest Practicable Date.
(2)

An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly-owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Financial Technology is deemed to be interested in the 764,894,583 Shares held by An Ke Technology. Ping An Insurance is deemed to be interested in the 764,894,583 Shares held by An Ke Technology and 393,795,905 Shares held by Ping An Overseas Holdings.

APPENDIX	GENERAL INFORMATION

(3)

The long position represents 122,209,065 Shares held by Tun Kung Company Limited, a BVI company, including, as of the Latest Practicable Date, the interest in 67,777,790 Shares which derives from ADSs. The short position represents 20,000,000 ADSs as of the Latest Practicable Date, which represent 40,000,000 Shares, pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International, and Goldman Sachs (Asia) L.L.C. As of the Latest Practicable Date, Tongjun Investment Company Limited owned 100% of the issued and outstanding share capital of Tun Kung Company Limited. Tongjun Investment Company Limited is a British Virgin Islands company. Each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, as nominee shareholder, owns 50% of Tongjun Investment Company Limited’s shares. Therefore, Tongjun Investment Company Limited, Mr. Wenwei DOU and Ms. Wenjun WANG are deemed to be interested in the Shares held by Tun Kung Company Limited.

(4)	The letters “L” and “S” stand for long position and short position, respectively.
(5)

Pursuant to Section 336 of the SFO, if certain conditions are met, the Shareholders are required to submit a disclosure of interest notice. In the event of changes in the shareholding of the Shareholders in the Company, the Shareholders will not be required to notify the Company and the Stock Exchange unless certain conditions are met. Therefore, the latest shareholding of the Shareholders in the Company may be different from the shareholding submitted to the Stock Exchange.

4.	SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors has entered into any service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

5.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors nor any of their respective close associates (as defined under the Listing Rules) had any business or interest in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group under Rule 8.10 of the Listing Rules.

6.	DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS OF SIGNIFICANCE

As at the Latest Practicable Date, so far as the Directors were aware, none of the Directors were materially interested in contract or arrangement subsisting which was significant in relation to the business of the Group, nor had any Director had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group since December 31, 2023, the date to which the latest published audited consolidated financial statements of the Group were made up. There was no contracts or arrangement subsisting as at the Latest Practicable Date in which a Director is materially interested and which is significant in relation to the Group’s business.

APPENDIX	GENERAL INFORMATION

7.	LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or claim of material importance and, to the Directors’ best knowledge, there was no litigation or claim of material importance pending or threatened by or against any member of the Group.

8.	MATERIAL ADVERSE CHANGE

Reference is made to the announcements of the Company dated March 28, 2025 (the “March Announcement”), April 23, 2025 (the “April Announcement”), July 17, 2025 and October 24, 2025. Unless otherwise defined, capitalized terms used herein shall have the same meaning set out in the aforementioned announcements. On January 28, 2025, the Company has requested the trading halt for the trading of its Shares on the Stock Exchange and as of the Latest Practicable Date, the trading of the Shares is still suspended. As disclosed in the March Announcement and the April Announcement, there is a delay in the publication of the annual results of the Company for the year ended December 31, 2024, the Board resolved to appoint Ernst & Young and Ernst & Young Hua Ming LLP (collectively “EY”) as the auditors of the Company to fill the vacancies following the removal of PwC and PwC ZT, and to appoint EY as the auditors of the Company to hold office until the annual general meeting for the year ending December 31, 2025, and that the Company will engage EY to reaudit the financial statements of the Company for the years ended December 31, 2022 and 2023 (the “Reaudit”).

As of the Latest Practicable Date, the latest published audited consolidated financial statements of the Group (subject to the Reaudit) were made up to December 31, 2023 and the 2024 Annual Results have not been published and the Reaudit has not been completed. As disclosed in the April Announcement, the Company has engaged an independent appraiser to assess the fair value of the Target Assets purchased through the Subject Trusts. Based on the Independent Investigation’s key findings, and taking into account the assessment provided by the independent appraiser and the accounting adjustments made to the transactions relating to the Discretionary Trusts, at the time of the April Announcement, the Board estimates that, for the financial year ended December 31, 2022, the Company’s consolidated total assets will increase by no more than 0.5% and no substantive change to consolidated net profit. For the financial year ended December 31, 2023, the Company’s consolidated total assets is expected to decrease by no more than 2% and consolidated net profit to decrease by a range from 8% to 15% (i.e., from RMB83 million to RMB155 million). The above unaudited figures are the Board’s estimation at the time of the April Announcement only and may be subject to further changes in relation to the Reaudit. To the best knowledge of the Directors, the aforementioned information, particularly with regard to the current suspension of trading of the Shares, the measures taken and to be taken pursuant to the Resumption Guidance and importantly, the Reaudit and the audit of the 2024 Annual Results, may give rise to material adverse changes in the financial position of the Group as at the Latest Practicable Date, given that the Company is still in the process of conducting the Reaudit and the audit of the 2024 Annual Results as at the Latest Practicable Date and the result of which may retrospectively affect the financial position of the Group as at the Latest Practicable Date.

APPENDIX	GENERAL INFORMATION

As disclosed in the April Announcement, the Independent Investigation identified certain connected transactions of the Company subject to the announcement, reporting and approval of independent shareholders requirements under Chapter 14A of the Listing Rules and, as disclosed, with which the Company did not comply. The Company has since engaged an independent internal controls consultant to advise on improving its internal controls systems, including those disclosed under the “Internal Controls Measures” section of this circular. However, as EY has not completed the Reaudit and other professional advisors’ work remains ongoing as of the date of this circular, it is possible that the ongoing processes may reveal certain weaknesses and deficiencies in the Company’s internal controls environment that were not yet identified or identifiable at this stage, including but not limited to, those relating to connected transactions. The Company is fully aware of its continuing disclosure obligations and will make appropriate disclosure as and when necessary and in compliance with the Listing Rules.

9.	EXPERT’S QUALIFICATION AND CONSENT

The following is the qualifications of the expert who has been named in this circular or has given opinion or advice contained in this circular:

Name	Qualification
Anglo Chinese Corporate Finance, Limited	A corporation licensed by the SFC to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the Securities and Futures Ordinance

The expert named above has given and confirmed that it has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter, advice, opinion and/or references to its name, logo and qualifications, in the form and context in which they respectively appear.

As at the Latest Practicable Date, the expert named above:

(a)

did not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(b)

did not have any direct or indirect interest in any assets which had been acquired or disposed of by, or leased to any member of the Group, or was proposed to be acquired or disposed of by, or leased to any member of the Group, since December 31, 2023, being the date to which the latest audited financial statements of the Group was made up.

10.	DOCUMENTS ON DISPLAY

Copies of each of the 2026 Agreements will be published on the website of the Stock Exchange and the website of the Company up to and including the date which is 14 days from the date of this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Lufax Holding Ltd

陆 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the “EXTRAORDINARY GENERAL MEETING”) of Lufax Holding Ltd (the “Company”) will be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Monday, December 29, 2025 at 9:30 a.m. Hong Kong time, for the following purposes of considering and, if thought fit, passing the following ordinary resolutions. Unless otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the circular of the Company dated December 3, 2025 (the “Circular”).

ORDINARY RESOLUTIONS

To consider and, if thought fit, pass with or without modification, the following resolutions as ordinary resolutions:

1.

“That the 2026 Services and Products Purchasing Framework Agreement, the transactions contemplated thereunder, and the proposed annual cap for the year ending December 31, 2026, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2026 Services and Products Purchasing Framework Agreement (including the proposed annual cap thereunder for the year ending December 31, 2026).”

NOTICE OF EXTRAORDINARY GENERAL MEETING

2.

“That the 2026 Financial Services Framework Agreement, the transactions contemplated thereunder, and the proposed annual caps for the year ending December 31, 2026, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2026 Financial Services Framework Agreement (including the proposed annual caps thereunder for the year ending December 31, 2026).”

3.

“That the 2026 Ping An Consumer Finance Collaboration Agreement, the transactions contemplated thereunder, and the proposed annual caps for the year ending December 31, 2026, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2026 Ping An Consumer Finance Collaboration Agreement (including the proposed annual caps thereunder for the year ending December 31, 2026).”

4.

“That the 2026 Account Management Agreement, the transactions contemplated thereunder, and the proposed annual caps for the year ending 31 December 2026, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2026 Account Management Agreement (including the proposed annual cap thereunder for the year ending December 31, 2026).”

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on November 17, 2025, Hong Kong time, as the record date of Shares. Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the Extraordinary General Meeting and any adjourned meeting thereof.

Holders of record of the ADSs as of the close of business on November 17, 2025, New York Time, are entitled to provide voting instructions to the Depositary and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

NOTICE OF EXTRAORDINARY GENERAL MEETING

ATTENDING THE EXTRAORDINARY GENERAL MEETING

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the Extraordinary General Meeting.

FORMS OF PROXY AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the Extraordinary General Meeting. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the form of proxy (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir-hk.lufaxholding.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Extraordinary General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A., the Depositary for the ADSs. Your vote is important. You are urged to complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 9:30 a.m., Hong Kong time, on Saturday, December 27, 2025 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Extraordinary General Meeting; and Citibank, N.A. must receive your voting instructions as an ADS holder by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Extraordinary General Meeting.

By Order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, December 3, 2025

As of the date of this notice, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.